2007 **ANNUAL REPORT**

Naugatuck Valley
FINANCIAL CORPORATION

TABLE OF CONTENTS

NAUGATUCK VALLEY FINANCIAL CORPORATION

Naugatuck Valley Financial Corporation, headquartered in Naugatuck, Connecticut, is the holding company for Naugatuck Valley Savings and Loan. A majority of the outstanding shares of Naugatuck Valley Financial's common stock are owned by Naugatuck Valley Mutual Holding Company, the mutual holding company for Naugatuck Valley Savings. Naugatuck Valley Savings operates as a community-oriented financial institution, dedicated to serving the financial service needs of consumers and businesses with a variety of deposit and loan products from its nine full-service banking offices in the Greater Naugatuck Valley Region of southwestern Connecticut.

Naugatuck Valley
FINANCIAL CORPORATION

333 Church St. P.O. Box 599 Naugatuck, CT 06770

Dear Stockholders,

In an industry dominated by larger national and super-regional institutions managed from afar, Naugatuck Valley Financial Corporation and Naugatuck Valley Savings and Loan are community-based institutions. Our board of directors and management team are local bankers who take pride in their knowledge of our community and our customers. We differentiate ourselves through the knowledge, experience and dedication of our management team, our employees, and our Board.

During 2007 Naugatuck Valley Financial Corporation continued to build shareholder value through organic growth. Assets grew $49 million as a result of a $32 million increase in deposits combined with a $17 million increase in borrowings. This increased funding was reinvested into residential and commercial loans in our market area. This growth combined with increased noninterest income enabled us to maintain net income levels seen in 2006 in spite of a decrease in net interest margin. Net income in 2007 totaled $1.42 million as compared to $1.45 million in 2006 and in the fourth quarter of 2007, we improved earnings to $479,000 versus $150,000 in the fourth quarter of 2006.

Most importantly, our credit quality remains strong as a result of our on-going adherence to strict underwriting standards.

We are pleased with the performance of our nine branch offices. Each of these offices, including the three branches opened in the summer of 2006, has been successful and the expansion of our branch network has made banking at "the Valley" more convenient.

One of our highlights in 2007 was our acceptance of the Traurig Family Award for Philanthropy. This award was granted by the Connecticut Community Foundation to Naugatuck Valley Savings and Loan in recognition of the contribution by the bank and its employees of time and funds to over 75 community groups and non-profit organizations in our market area.

We value the continued support of our shareholders. We have great confidence in the future of Naugatuck Valley Financial Corporation and are dedicated to continued efforts to maximize value for our shareholders, customers, employees and our community.

Sincerely Yours,

Ronald D. Lengyel
Chairman of the Board

John C. Roman
President and CEO

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following table sets forth certain consolidated summary historical financial information concerning the financial position of Naugatuck Valley Financial and its subsidiary, Naugatuck Valley Savings, at the dates and for the periods indicated. The financial data is derived in part from, and should be read in conjunction with, the consolidated financial statements and related notes of Naugatuck Valley Financial appearing later in this annual report.

AT DECEMBER 31,	2007	2006	2005	2004	2003
(In thousands)					
Financial Condition Data:					
Total assets	**$462,527**	$413,855	$355,346	$265,449	$243,956
Securities held to maturity	**1,190**	2,531	5,002	5,168	1,561
Securities available for sale	**65,264**	67,736	58,047	31,096	37,166
Loans receivable, net	**359,831**	308,376	259,427	203,820	180,378
Cash and cash equivalents	**8,370**	7,942	8,951	7,575	9,775
Deposits	**321,398**	289,198	240,846	193,366	183,455
Borrowed funds	**85,107**	68,488	57,059	15,826	34,990
Total capital	**50,457**	51,084	50,964	51,571	21,217

YEAR ENDED DECEMBER 31,	2007	2006	2005	2004	2003
(In thousands, except per share data)					
Operating Data:					
Interest and dividend income	**$25,030**	$20,750	$15,908	$12,713	$12,644
Interest expense	**13,174**	9,350	4,941	3,559	4,241
Net interest income	**11,856**	11,400	10,967	9,154	8,403
Provision for loan losses	**151**	192	32	–	45
Net interest income after provision for loan losses	**11,705**	11,208	10,935	9,154	8,358
Noninterest income	**2,354**	1,948	1,517	1,078	1,115
Noninterest expense	**12,422**	11,504	10,097	9,803	6,845
Income before provision for income taxes	**1,637**	1,652	2,355	429	2,628
Provision for income taxes	**217**	204	450	14	822
Net income	**$1,420**	$1,448	$1,905	$415	$1,806
Earnings per share, basic and diluted	**$0.20**	$0.20	$0.26	$0.07[1]	NA

(1) Net income per share is for the fourth quarter of 2004. Before September 30, 2004, Naugatuck Valley Financial did not exist and Naugatuck Valley Savings operated as a mutual institution and, accordingly, had no per share data.

AT OR FOR THE YEAR ENDED DECEMBER 31,	2007	2006	2005	2004	2003
Performance Ratios:					
Return on average assets	**0.33%**	0.38%	0.62%	0.16%	0.77%
Return on average equity	**2.77**	2.79	3.66	1.42	8.59
Interest rate spread (1)	**2.76**	3.07	3.68	3.78	3.77
Net interest margin (2)	**2.95**	3.26	3.87	3.85	3.85
Noninterest expense to average assets	**2.86**	3.03	3.27	3.81	2.94
Efficiency ratio (3)	**87.18**	85.93	80.61	95.47	71.62
Dividend payout ratio (4)	**100.00**	100.00	61.54	-	-
Average interest-earning assets to average interest-bearing liabilities	**105.65**	107.18	111.20	104.98	103.69
Average equity to average assets	**11.80**	13.65	16.87	11.37	9.02
Capital Ratios:					
Total capital to risk-weighted assets	**12.88**	14.29	17.88%	23.61%	16.21%
Tier 1 capital to risk-weighted assets	**12.22**	13.56	17.07	22.52	14.96
Tier 1 capital to adjusted total assets (5)	**8.81**	9.53	11.42	14.78	8.64
Total equity to total assets	**10.91**	12.34	14.34	19.43	8.70
Asset Quality Ratios:					
Allowance for loan losses as a percent of total loans	**0.60%**	0.67%	0.72%	0.89%	0.99%
Allowance for loan losses as a percent of nonperforming loans	**222.99**	103.03	638.78	306.88	199.78
Net charge-offs (recoveries) to average loans outstanding during the period	**0.02**	0.00	0.01	(0.01)	0.13
Nonperforming loans as a percent of total loans	**0.27**	0.65	0.11	0.29	0.50
Nonperforming assets as a percent of total assets	**0.21**	0.49	0.10	0.25	0.46
Other Data:					
Number of:					
Deposit accounts	**29,489**	27,385	25,592	22,599	22,447
Full service customer service facilities	**9**	9	6	5	5

(1) Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(2) Represents net interest income as a percent of average interest-earning assets.
(3) Represents noninterest expense (less intangible amortization) divided by the sum of net interest income and noninterest income.
(4) Represents dividends declared per share divided by basic net income per share.
(5) Data for 2003 represents Tier 1 capital to average assets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The objective of this section is to help the reader understand our views on our financial condition and results of operations. You should read this discussion in conjunction with the consolidated financial statements and notes to the financial statements that appear at the end of this annual report.

Overview

Income

We have two primary sources of income. The first is net interest income, which is the difference between interest income, the income that we earn on our loans and investments, and interest expense, the interest that we pay on our deposits and borrowings.

To a lesser extent, we also recognize income from fees and service charges, which is the compensation we receive from providing products and services. Our primary noninterest income comes from fees and service charges on loan and deposit accounts. We also earn income from bank owned life insurance, sales of loans and investments and investment advisory services.

Expenses

The expenses we incur in operating our business consist of compensation, taxes and benefits, office occupancy, computer processing fees, advertising and professional fees and other expenses.

Compensation, taxes and benefits consist primarily of the salaries and wages paid to our employees and directors, payroll taxes and expenses for retirement and other employee benefits.

Occupancy expenses, which are the fixed and variable costs of buildings and equipment, consist primarily of lease payments, real estate taxes, depreciation charges, maintenance, and costs of utilities.

Computer processing fees includes fees paid to our third-party data processing servicer and our network security expenses.

Professional fees include fees paid for our attorneys, accountants and consultants.

Other expenses include expenses for insurance (including Federal Deposit Insurance Corporation insurance), postage, expenses associated with being a public company, expenses related to checking accounts, supervisory examinations and other miscellaneous operating activities.

Critical Accounting Policies

We consider accounting policies involving significant judgments and assumptions by management that have, or could have, a material impact on the carrying value of certain assets or on income to be critical accounting policies. We consider the following to be critical accounting policies: allowance for loan losses and deferred income taxes.

Allowance for Loan Losses

Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Management reviews the level of the allowance on a quarterly basis, at a minimum, and establishes the provision for loan losses based on the composition of the loan portfolio, delinquency levels, loss experience, economic conditions, and other factors related to the collectibility of the loan portfolio.

Although we believe that we use the best information available to establish the allowance for loan losses, future additions to the allowance may be necessary based on estimates that are susceptible to change as a result of changes in economic conditions and other factors. We engage an independent review of our commercial loan portfolio annually and adjust our loan ratings based in part upon this review. In addition, our banking regulators as an integral part of their examination process, periodically review our allowance for loan losses. Such agencies may require us to recognize adjustments to the allowance based on their judgments about information available to it at the time of its examination. See notes 2 and 4 of the notes to the financial statements included in this annual report.

Deferred Income Taxes

We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. If current available information raises doubt as to the realization of the deferred tax assets, a valuation allowance is established. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We exercise significant judgment in evaluating the amount and timing of recognition of the resulting tax liabilities and assets, including projections of future taxable income. These judgments and estimates are reviewed periodically as regulatory and business factors change. See note 11 of the notes to the financial statements in this annual report.

Operating Strategy

Naugatuck Valley Savings and Loan has identified growth as one of the key components in its strategy to increase shareholder value. In 2007 Naugatuck Valley Financial Corporation grew organically by attracting deposits at competitive rates and reinvesting those deposits into loans to area businesses and residents.

We grew mortgages by offering competitive rates and through the sales efforts of our knowledgeable mortgage originators. Commercial loan growth was the result of competitive rates and the superior customer service provided by our experienced loan officers. We grew deposits through competitive pricing and structures, the offering of Health Savings Accounts (accounts designed to help individuals save for future qualified medical and retiree health expenses on a tax free basis), marketing Municipal Deposits, the reintroduction of Vacation Club Accounts (special accounts designed to help individuals save for vacation expenses) and the calling efforts of our branch managers and loan officers. In addition we acquired new DDA accounts by offering $50 to new account customers plus a gas card for the added commitment of a direct deposit. We are increasing convenience for our commercial checking account customers by offering remote deposit capabilities and we have increased the functionality of our business internet banking product.

Our growth produced an increase in net interest income in spite of decreasing spreads. As rates fell during the fourth quarter of 2007, we were able to decrease deposit rates offered while maintaining a competitive stance in our marketplace. We also maintained a high loan to asset ratio during 2007 which also contributed to increased net income since loans typically earn higher rates of return than investments.

As we have grown we have also marketed and sold products which produce fee income for the bank. This resulted in an increase in noninterest income in 2007. These fee income producing products include investment advisory services, reverse mortgages and brokerage of mortgage loans. We also increased fees related to our checking accounts. The lease of rental space at our Seymour Office, which was previously vacant also served to increase noninterest income.

We have increased the number of customers and the number of products per customer through effective utilization of our branch structure and the sales efforts within those branches.

At the same time we have become more efficient as we have grown expenses at a slower pace than we have grown assets. We have controlled expenses through a measured reduction in branch staffing, a reduction in pension expenses and through the control of the expenses of our employee's health insurance benefits by instituting health reimbursement accounts in the fourth quarter of 2007. We also conducted a review of our operational procedures which resulted in increased efficiencies in our loan and deposit operational areas.

Our maintenance of strict loan underwriting standards has resulted in the maintenance of the low delinquency levels seen in our loan portfolios since 2000. We have not originated or purchased any no-income/no-asset verified mortgages nor any mortgages that do not meet our full underwriting standards ("low doc" loans).

In late 2007 we began to expand and modernize our Beacon Falls Office. This upgrade will make banking at this small but active office more pleasing and will improve the functionality of this branch for our employees. We are pleased with the growth and performance of all of our branches including the three new branches opened in 2006. We did not open any new branches in 2007 but remain dedicated to our de novo branching strategy as a way to increase loans and deposits and expand our market areas. Internet banking activity increased in 2007 and during 2008 we plan to enhance our internet banking offerings by adding the ability to apply to open deposit and loan accounts on-line.

We controlled interest rate risk in 2007 through the lengthening of borrowings and the purchase of shorter term investments. In December 2007 we took advantage of improved yield curve conditions and implemented a $10 million leverage transaction involving the purchase of Agency Mortgage Backed Securities funded with lower cost borrowings from the Federal Home Loan Bank of Boston. Also during 2007 we sold investments at a gain in order to fund loan demand.

Balance Sheet

Loans

Our principal lending activity is the origination of loans secured by real estate primarily located in our market area. We originate real estate loans secured by one- to four-family residential homes and multi-family and commercial real estate and construction loans. At December 31, 2007, real estate loans totaled $304.9 million, or 83.8% of total loans compared to $255.4 million, or 81.5% of total loans at December 31, 2006. Real estate loans have increased due to favorable interest rates together with significant real estate development in our market area.

The largest segment of our real estate loans is one- to four-family residential loans. At December 31, 2007, these loans totaled $193.8 million and represented 63.6% of real estate loans and 53.2% of total loans compared to $179.4 million, which represented 70.2% of real estate loans and 57.3% of total loans, at December 31, 2006. One- to four-family residential loans increased $14.4 million, or 8.0%, from December 31, 2006 to December 31, 2007, reflecting growth in the mortgage portfolio from new borrowers and refinancing of existing customers.

Multi-family and commercial real estate loans are the second largest segment of our real estate loan portfolio. This portfolio was $70.0 million and represented 23.0% of real estate loans and 19.2% of total loans at December 31, 2007, compared to $45.9 million, which represented 18.0% of real estate loans and 14.6% of total loans, at December 31, 2006. Multi-family and commercial real estate loans increased $24.1 million, or 52.7%, for the year ended December 31, 2007 due to the efforts of our business development officers to grow market share and attract new customers. Additionally, in early 2007 we hired an additional business development officer to cover the market near our Cheshire office which was opened in the third quarter of 2006.

We also originate construction loans secured by residential and commercial real estate. This portfolio was $41.0 million and represented 13.5% of real estate loans and 11.3% of total loans at December 31, 2007, compared to $30.1 million, which represented 11.8% of real estate loans and 9.6% of total loans at December 31, 2006. Construction loans increased $10.9 million, or 36.2%, for the year ended December 31, 2007 primarily due to increased demand by contractors for construction loans and an increased demand for construction to permanent financing by commercial customers.

We originate commercial business loans secured by business assets other than real estate, such as business equipment, inventory and accounts receivable and letters of credit. Commercial business loans totaled $16.7 million, and represented 4.6% of total loans at December 31, 2007, compared to $13.5 million, representing 4.3% of total loans, at December 31, 2006.

We also originate a variety of consumer loans, including second mortgage loans, home equity lines of credit and loans secured by savings accounts and automobiles. Consumer loans totaled $42.4 million and represented 11.6% of total loans at December 31, 2007, compared to $44.3 million, which represented 14.2% of total loans at December 31, 2006. The $1.9 million, or 4.3%, decrease for the year ended December 31, 2007 was due to reduced demand for this type of product.

The following table sets forth the composition of our loan portfolio at the dates indicated.

AT DECEMBER 31,	2007		2006		2005		2004		2003	
(Dollars in thousands)	*Amount*	*Percent*	*Amount*	*Percent*	*Amount*	*Percent*	*Amount*	*Percent*	*Amount*	*Percent*
Real estate loans:										
One- to four-family	**$193,787**	**53.24%**	$179,374	57.27%	$156,900	59.44%	$134,785	64.75%	$131,353	70.98%
Construction	**41,041**	**11.27**	30,124	9.62	24,943	9.45	17,486	8.40	14,094	7.62
Multi-family and commercial real estate	**70,051**	**19.25**	45,879	14.65	33,608	12.73	22,559	10.84	14,273	7.71
Total real estate loans	**304,879**	**83.76**	255,377	81.54	215,451	81.62	174,830	83.99	159,720	86.31
Commercial business loans	**16,690**	**4.59**	13,508	4.31	9,728	3.69	4,989	2.40	4,240	2.29
Consumer loans:										
Savings accounts	**1,272**	**0.35**	634	0.20	785	0.30	679	0.33	592	0.32
Personal	**302**	**0.08**	275	0.09	212	0.08	217	0.10	139	0.08
Automobile	**327**	**0.09**	186	0.06	160	0.06	98	0.05	143	0.08
Home equity	**40,517**	**11.13**	43,220	13.80	37,628	14.25	27,342	13.13	20,212	10.92
Total consumer loans	**42,418**	**11.65**	44,315	14.15	38,785	14.69	28,336	13.61	21,086	11.40
Total loans	**363,987**	**100.00%**	313,200	100.00%	263,964	100.00%	208,155	100.00%	185,046	100.00%
Less:										
Allowance for loan losses	**2,163**		2,071		1,878		1,829		1,810	
Undisbursed construction loans	**1,532**		2,343		2,258		2,094		2,519	
Deferred loan origination fees	**461**		410		401		412		339	
Loans receivable, net	**$359,831**		$308,376		$259,427		$203,820		$180,378	

The following table sets forth certain information at December 31, 2007 regarding the dollar amount of loans repricing or maturing during the periods indicated. The table does not include any estimate of prepayments which significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. Demand loans having no stated maturity are reported as due in one year or less.

AT DECEMBER 31, 2007	REAL ESTATE LOANS	COMMERCIAL BUSINESS LOANS	CONSUMER LOANS	TOTAL LOANS
(In thousands)				
One year or less	$35,010	$7,719	$18,805	$61,534
More than one year to five years	61,409	6,525	2,163	70,097
More than five years	208,457	2,446	21,453	232,356
Total	$304,876	$16,690	$42,421	$363,987

The following table sets forth the dollar amount of all loans at December 31, 2007 that are due after December 31, 2008 and have either fixed interest rates or floating or adjustable interest rates. The amounts shown below exclude applicable loans in process, nonperforming loans and deferred loan fees, net.

	FIXED-RATES	FLOATING OR ADJUSTABLE-RATES	TOTAL
(In thousands)			
Real estate loans:			
One- to four-family	$170,154	$35,720	$205,874
Construction	5,982	1,064	7,046
Multi-family and commercial	5,295	51,650	56,945
Commercial business loans	4,006	4,965	8,971
Consumer loans	23,536	81	23,617
Total	$208,973	$93,480	$302,453

The following table shows loan origination activity during the periods indicated.

YEAR ENDED DECEMBER 31,	2007	2006	2005
(In thousands)			
Total loans at beginning of period	**$313,200**	$263,964	$208,155
Loans originated:			
Real estate loans:			
One- to four-family	**30,172**	35,330	42,144
Construction	**32,913**	27,288	27,695
Multi-family and commercial	**30,009**	15,672	23,389
Commercial business loans	**10,714**	8,172	6,308
Consumer loans	**15,914**	22,651	24,664
Total loans originated	**119,722**	109,113	124,200
Loans purchased	**—**	—	—
Deduct:			
Real estate loan principal repayments	**(43,595)**	(38,364)	(52,607)
Loan sales	**—**	—	—
Other repayments	**(25,340)**	(21,513)	(15,784)
Net loan activity	**50,787**	49,236	55,809
Total loans at end of period	**$363,987**	$313,200	$263,964

Allowance for Loan Losses and Asset Quality

The allowance for loan losses is a valuation allowance for the probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a quarterly basis. When additional allowances are needed a provision for loan losses is charged against earnings. The recommendations for increases or decreases to the allowance are presented by management to the Board of Directors on a quarterly basis.

The allowance for loan losses is established to recognize the inherent losses associated with lending activities. The methodology for assessing the appropriateness of the allowance for loan losses consists of the following process.

On a quarterly basis, or more often if warranted, management analyzes the loan portfolio. For individually evaluated loans that are considered impaired, a reserve will be established based on either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or for loans that are considered collateral dependant, the fair value of the collateral. (A loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due under the contractual term of the loan agreement.)

All other loans, including loans that are individually evaluated but not considered impaired, are segregated into groups based on similar risk factors. Each of these groups is then evaluated based on several factors to estimate credit losses. Management will determine for each category of loans with similar risk characteristics the historical loss rate. Historical loss rates provide a reasonable starting point for the Bank's analysis but analysis and trends in losses do not form a sufficient basis to determine the appropriate level of the loan loss reserve. Management also considers qualitative and environmental factors likely to cause losses. These factors include but are not limited to: changes in the amount and severity of past due, non-accrual and adversely classified loans; changes in local, regional, and national economic conditions that will affect the collectibility of the portfolio; changes in the nature and volume of loans in the portfolio; changes in concentrations of credit, lending area, industry concentrations, or types of borrowers; changes in lending policies, procedures, competition, management, portfolio mix, competition, pricing, loan to value trends, extension and modification requests; and loan quality trends. This analysis establishes factors that are applied to each of the segregated groups of loans to determine an acceptable level of loan loss reserve.

Our banking regulators, as an integral part of their examination process, periodically review our allowance for loan loss reserve. The examination may require us to make additional provision for loan losses based on judgments different from ours. In addition, we engage an independent consultant to review our commercial loan portfolio and make recommendations based on their review as to the specific credits in the portfolio.

At December 31, 2007, our allowance for loan losses represented 0.60% of total gross loans and 222.99% of nonperforming loans. The allowance for loan losses increased $92,000 from December 31, 2006 to December 31, 2007. The increase in the allowance was largely the result of a $151,000 provision for loan losses made during 2007. This provision was based on the increasing size of the loan portfolio and a change in the mix of the portfolio towards commercial real estate loans which are generally riskier than one-to-four family loans.

At December 31, 2006, our allowance for loan losses represented 0.67% of total gross loans and 103.3% of nonperforming loans. The allowance for loan losses increased $193,000 from December 31, 2005 to December 31, 2006. The increase in the allowance was the result of net recoveries and provisions for loan losses.

Total nonperforming loans decreased from $2.0 million at December 31, 2006, to $970,000 at December 31, 2007 due to lower nonaccrual delinquency rates in commercial loans. The Company recorded a provision for loan losses of $151,000 during the year ended December 31, 2007 and a provision of $192,000 during the year ended December 31, 2006.

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, while we believe we have established our allowance for loan losses in conformity with generally accepted accounting principles, there can be no assurance that regulators, in reviewing our loan portfolio, will not request us to increase our allowance for loan losses. In addition, because further events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Summary of Loan Loss Experience

The following table sets forth an analysis of the allowance for loan losses for the periods indicated. Where specific loan loss allowances have been established, any difference between the loss allowance and the amount of loss realized has been charged or credited to current income.

Year Ended December 31,	2007	2006	2005	2004	2003
(Dollars in thousands)					
Allowance at beginning of period	**$2,071**	$1,878	$1,829	$1,810	$1,994
Provision for loan losses	**151**	192	32	—	45
Less: Charge-offs:					
Real estate loans	**46**	—	—	—	265
Commercial business loans	**5**	—	3	51	—
Consumer loans	**10**	2	1	5	2
Total charge-offs	**61**	2	4	56	267
Plus: Recoveries:					
Real estate loans	**1**	3	18	43	38
Commercial business loans	—	—	3	—	—
Consumer loans	**1**	—	—	32	—
Total recoveries	**2**	3	21	75	38
Net charge-offs (recoveries)	**59**	(1)	(17)	(19)	229
Allowance at end of period	**$2,163**	$2,071	$1,878	$1,829	$1,810
Allowance to nonperforming loans	**222.99%**	103.03%	638.78%	306.88%	199.78%
Allowance to total loans outstanding at the end of the period	**0.60%**	0.67%	0.72%	0.89%	0.99%
Net charge-offs (recoveries) to average loans outstanding during the period	**0.02%**	0.00%	(0.01)%	0.01%	0.13%

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

AT DECEMBER 31,			2007			2006			2005
(Dollars in thousands)	*Amount*	*% of Allowance to Total Allowance*	*% of Loans in Category to Total Loans*	*Amount*	*% of Allowance to Total Allowance*	*% of Loans in Category to Total Loans*	*Amount*	*% of Allowance to Total Allowance*	*% of Loans in Category to Total Loans*
One- to four-family	**$ 661**	**30.56%**	**53.24%**	$ 718	34.67%	57.27%	$ 724	38.55%	59.44%
Construction	**473**	**21.87**	**11.27**	464	22.40	9.62	376	20.02	9.45
Multi-family and commercial real estate	**495**	**22.88**	**19.25**	347	16.76	14.65	379	20.18	12.73
Commercial business	**185**	**8.55**	**4.59**	209	10.09	4.31	113	6.02	3.69
Consumer loans	**349**	**16.14**	**11.65**	333	16.08	14.15	283	15.07	14.69
Unallocated	—	—	—	—	—	—	3	0.16	—
Total allowance for loan losses	**$2,163**	**100.00%**	**100.00%**	$2,071	100.00%	100.00%	$1,878	100.00%	100.00%

AT DECEMBER 31,			2004			2003
(Dollars in thousands)	*Amount*	*% of Allowance to Total Allowance*	*% of Loans in Category to Total Loans*	*Amount*	*% of Allowance to Total Allowance*	*% of Loans in Category to Total Loans*
One- to four-family	$ 864	47.25%	64.75%	$ 927	51.22%	70.98%
Construction	142	7.76	8.40	185	10.22	7.62
Multi-family and commercial real estate	374	20.45	10.84	321	17.73	7.71
Commercial business	50	2.73	2.40	92	5.08	2.29
Consumer loans	302	16.51	13.61	232	12.82	11.40
Unallocated	97	5.30	—	53	2.93	—
Total allowance for loan losses	$1,829	100.00%	100.00%	$1,810	100.00%	100.00%

Nonperforming and Classified Assets

When a loan becomes 90 days delinquent, the loan is placed on nonaccrual status at which time the accrual of interest ceases, the interest previously accrued to income is reversed and the loan is placed on a cash basis. Payments on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan.

We consider repossessed assets and loans that are 90 days or more past due to be nonperforming assets. Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as foreclosed real estate until it is sold. When property is acquired it is recorded at the lower of its cost, which is the unpaid balance of the loan, or fair market value at the date of foreclosure. Holding costs and declines in fair value after acquisition of the property are charged against income.

Nonperforming assets totaled $970,000, or 0.21% of total assets, at December 31, 2007, which was a decrease of approximately $1.0 million, or 51.7%, from December 31, 2006. Nonaccrual loans accounted for 100% of the total nonperforming assets at December 31, 2007. Nonperforming assets totaled $2.0 million, or 0.49% of total assets, at December 31, 2006, which was an increase of $1.7 million, or 489.4%, from December 31, 2005. Nonaccrual loans accounted for 100% of the total nonperforming assets at December 31, 2006.

Under current accounting guidelines, a loan is defined as impaired when, based on current information and events, it is probable that the creditor will be unable to collect all amounts due under the contractual terms of the loan agreement. We consider one- to four-family mortgage loans and consumer loans to be homogeneous and only evaluate them for impairment separately when they are delinquent or classified. Other loans are evaluated for impairment on an individual basis. At December 31, 2007, two loans were considered impaired.

The following table provides information with respect to our nonperforming assets at the dates indicated. We did not have any troubled debt restructurings or any accruing loans past due 90 days or more at the dates presented.

AT DECEMBER 31,	2007	2006	2005	2004	2003
(Dollars in thousands)					
Nonaccrual loans:					
One- to four-family	**$ 422**	$ 423	$ 165	$ 474	$ 500
Multi-family and commercial real estate	**356**	1,388	120	119	315
Commercial business	**144**	142	9	3	15
Consumer	**48**	57	—	—	76
Total	**970**	2,010	294	596	906
Foreclosed real estate	**—**	—	47	68	208
Total nonperforming assets	**$ 970**	$ 2,010	$ 341	$ 664	$1,114
Total nonperforming loans to total loans	**0.27%**	0.65%	0.11%	0.29%	0.50%
Total nonperforming loans to total assets	**0.21%**	0.49%	0.08%	0.22%	0.37%
Total nonperforming assets to total assets	**0.21%**	0.49%	0.10%	0.25%	0.46%

Other than disclosed in the previous table, there are no other loans at December 31, 2007 that we have serious doubts about the ability of the borrowers to comply with the present loan repayment terms.

Interest income that would have been recorded for the years ended December 31, 2007 and December 31, 2006 had nonaccruing loans been current according to their original terms amounted to $45,000 and $68,200, respectively. Income related to nonaccrual loans included in interest income for the years ended December 31, 2007 and December 31, 2006 amounted to $69,000 and $125,400, respectively.

Federal regulations require us to regularly review and classify our assets. In addition, our regulators have the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard assets" must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. "Doubtful assets" have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a "special mention" category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. If we classify an asset as loss, we must charge off such amount.

The following table shows the aggregate amounts of our classified assets at the dates indicated.

AT DECEMBER 31,	2007	2006
(In thousands)		
Special mention assets	**$15,408**	$6,899
Substandard assets	**2,211**	3,137
Doubtful assets	**5**	4
Loss assets	**—**	—
Total classified assets	**$17,624**	$10,040

Special mention assets at December 31, 2007 and December 31, 2006 did not include any nonaccrual loans. Substandard assets at December 31, 2007 and December 31, 2006 included nonaccrual loans of $970,000 and $2.0 million, respectively. Doubtful assets at December 31, 2007 did not include any nonaccrual loans, while all doubtful assets at December 31, 2006 were nonaccrual loans. The increase in loans classified special mention in the 2007 period was due in part to the timeliness of the borrower's financial information and a general increase of commercial lending activity over the last three years.

Delinquencies

The following table provides information about delinquencies in our loan portfolios at the dates indicated.

AT DECEMBER 31,	2007		2006		2005	
(In thousands)	*30-59 Days Past Due*	*60-89 Days Past Due*	*30-59 Days Past Due*	*60-89 Days Past Due*	*30-59 Days Past Due*	*60-89 Days Past Due*
One- to four-family	**$ 99**	**$ 950**	$ 413	$ 392	$792	$498
Multi-family and commercial real estate	**880**	**678**	603	664	—	—
Commercial business	**31**	**25**	262	310	164	—
Consumer loans	**11**	**—**	—	5	7	—
Total	$1,021	$1,653	$1,278	$1,371	$963	$498

Securities

Our securities portfolio consists primarily of mortgage-backed securities and collateralized mortgage obligations with maturities of 30 years or less, municipal obligations with maturities of 15 years or less, money market preferred obligations, as well as U.S. Government and agency obligations. Securities decreased by $3.8 million in the year ended December 31, 2007 primarily due to principal payments received on mortgage-backed securities and investment sales to meet liquidity needs. Substantially all of our mortgage-backed securities and collateralized mortgage obligations were issued either by Ginnie Mae, Fannie Mae or Freddie Mac. Our securities portfolio also includes a private label collateralized mortgage obligation and, to a lesser extent, corporate obligations and interest-bearing balances (certificates of deposits) at other institutions. The interest-bearing balances are all held to maturity and all mature within one year.

Securities increased by $7.2 million in the year ended December 31, 2006 primarily due to the purchase of securities funded through Federal Home Loan Bank advances and excess liquidity.

The following table sets forth the amortized costs and fair values of our securities portfolio at the dates indicated.

AT DECEMBER 31,		2007		2006		2005
(In thousands)	*Amortized Cost*	*Fair Value*	*Amortized Cost*	*Fair Value*	*Amortized Cost*	*Fair Value*
Available-for-sale securities:						
U.S. Government and agency obligations	**$2,749**	**$2,744**	$8,495	$8,415	$15,344	$15,175
Mortgage-backed securities	**31,352**	**31,261**	25,111	24,782	22,544	22,082
Collateralized mortgage obligations	**3,547**	**3,494**	4,796	4,694	4,199	4,098
Municipal obligations	**14,092**	**14,075**	15,177	15,190	8,715	8,769
Money market preferred obligations	**12,700**	**12,700**	12,700	12,700	6,000	6,000
Corporate obligations	**1,000**	**990**	1,951	1,955	1,928	1,923
Held-to-maturity securities:						
U.S. Government and agency obligations	**1,000**	**998**	1,201	1,192	1,202	1,189
Interest-bearing balances	**190**	**190**	1,330	1,330	3,800	3,800
Total	**$66,630**	**$66,452**	$70,761	$70,258	$63,732	$63,036

At December 31, 2007, we did not own any securities, other than U.S. Government and agency securities, that had an aggregate book value in excess of 10% of our total capital at that date.

The following table sets forth the final maturities and weighted average yields of securities at December 31, 2007. Mortgage-backed securities and collateralized mortgage obligations are secured by mortgages and as a result produce monthly principal repayments which are not reflected in the table below. Certain mortgage-backed securities, collateralized mortgage obligations and money market preferred obligations have adjustable interest rates and reprice within the various maturity ranges. These repricing schedules are not reflected in the table below. At December 31, 2007, mortgage-backed securities and collateralized mortgage obligations with adjustable rates totaled $16.0 million.

	LESS THAN ONE YEAR		MORE THAN ONE YEAR TO FIVE YEARS		MORE THAN FIVE YEARS TO TEN YEARS		MORE THAN TEN YEARS		TOTAL	
(Dollars in thousands)	*Carrying Value*	*Weighted Average Yield*	*Carrying Value*	*Weighted Average Yield*	*Carrying Value*	*Weighted Average Yield*	*Carrying Value*	*Weighted Average Yield*	*Carrying Value*	*Weighted Average Yield*
Available-for-sale securities:										
U.S. Government and agency obligations	$1,745	4.39%	$ —	—	$999	5.00%	$ —	—	$2,744	4.61%
Mortgage-backed securities	—	—	1,364	3.50%	—	—	29,897	5.22%	31,261	5.14%
Collateralized mortgage obligations	—	—	—	—	—	—	3,494	3.81%	3,494	3.81%
Municipal obligations			—	—	1,555	3.92%	12,520	4.02%	14,075	4.01%
Money market preferred obligations	12,700	6.55%	—	—	—	—	—	—	12,700	6.55%
Corporate obligations	—	—	—	—	990	6.00%	—	—	990	6.00%
Total available-for-sale securities	14,445	6.29%	1,364	3.50%	3,544	4.81%	45,911	4.79%	65,264	5.09%
Held-to-maturity securities:										
U.S. Government and agency obligations	1,000	4.63%	—	—	—	—	—	—	1,000	4.63%
Interest-bearing balances	190	3.75%	—	—	—	—	—	—	190	3.75%
Total held-to-maturity securities	1,190	4.49%	—	—	—	—	—	—	1,190	4.49%
Total	$15,635	6.15%	$1,364	3.50%	$3,544	4.81%	$45,911	4.79%	$66,454	5.08%

Bank Owned Life Insurance

During 2003, we purchased life insurance policies on certain key executives. We purchased $2.5 million of additional policies in the fourth quarter of 2005. Bank owned life insurance is recorded as an asset at the lower of its cash surrender value or the amount that can be realized. Income earned on bank owned life insurance policies is exempt from income taxes.

Deposits

Our primary source of funds is retail deposit accounts held principally by individuals and businesses within our market area. The deposit base is comprised of certificate accounts, regular savings accounts, checking and NOW accounts, money market savings accounts and health savings accounts. At December 31, 2007, we had no brokered deposits. Total deposits increased $32.2 million or 11.1% in the year ended December 31, 2007. During that time period, certificate accounts increased 22.6%, regular savings accounts decreased by 10.1%, checking and NOW accounts decreased by 13.6% and money market deposit accounts increased by 35.5%. The increase in deposits was primarily due to the opening of our three new offices in the third quarter of 2006 combined with more aggressive pricing. The decrease in regular savings accounts was primarily due to the transfer of funds to other savings products with higher rates.

The following table sets forth the balances of our deposit products at the date indicated.

AT DECEMBER 31,	2007	2006	2005
(In thousands)			
Certificate accounts	**$202,411**	$165,076	$122,431
Regular savings accounts	**41,480**	46,156	51,375
Checking and NOW accounts	**49,511**	57,301	46,825
Money market savings accounts	**27,996**	20,665	20,215
Total	**$321,398**	$289,198	$240,846

The following table indicates the amount of jumbo certificate accounts by time remaining until maturity at December 31, 2007. Jumbo certificate accounts require minimum deposits of $100,000.

MATURITY PERIOD	CERTIFICATE ACCOUNTS
(In thousands)	
Three months or less	$30,817
Over three through six months	14,128
Over six through twelve months	17,857
Over twelve months	4,448
Total	$67,250

Borrowings

We borrow funds from the Federal Home Loan Bank of Boston during periods of low liquidity to match fund increases in our fixed-rate mortgage portfolio and to provide long-term fixed-rate funding with the goal of decreasing our exposure to an increase in interest rates. In addition, we occasionally borrow short-term from correspondent banks to cover temporary cash needs. At December 31, 2007, we had the ability to borrow a total of $3.5 million from a correspondent bank, none of which was borrowed at such date. We also use securities sold under agreements to repurchase as a source of borrowings.

The following table presents certain information regarding our borrowings during the periods and at the dates indicated (all of which were Federal Home Loan Bank advances).

YEAR ENDED DECEMBER 31,	2007	2006	2005
(Dollars in thousands)			
Maximum amount of advances outstanding at any month end during the period	**$84,878**	$70,414	$57,059
Average advances outstanding during the period	**69,866**	59,423	38,530
Weighted average interest rate during the period	**4.89%**	4.69%	3.93%
Balance outstanding at end of period	**$84,878**	$68,488	$57,059
Weighted average interest rate at end of period	**4.66%**	4.83%	4.20%

Equity

Total equity decreased by $627,000, or 1.2%, to $50.5 million at December 31, 2007 from $51.1 million at December 31, 2006. The decrease in 2007 resulted from net income of $1.4 million, dividends of $589,000 paid to stockholders, stock repurchases of $2.4 million, a net decrease to the unrealized loss on available for sale securities of $210,000 and $696,000 in capital adjustments related to the Company's 2005 Equity Incentive Plan. Our average equity to average assets ratio was 11.80% at December 31, 2007, compared to 13.65% at December 31, 2006.

Comparison of Operating Results for the Years Ended December 31, 2007 and 2006

OVERVIEW	2007	2006	% CHANGE 2007/2006
(Dollars in thousands)			
Net income	**$1,420**	$1,448	(1.93%)
Return on average assets	**0.33%**	0.38%	(13.16%)
Return on average equity	**2.77%**	2.79%	(0.72%)

Overview

Net income for the year ended December 31, 2007 decreased $28,000 from net income in 2006. The decrease resulted primarily from an increase in noninterest expense of $947,000, partially offset by a $456,000 increase in net interest income and a $435,000 increase in noninterest income.

Net Interest Income

Net interest income for the year ended December 31, 2007, totaled $11.9 million compared to $11.4 million for the year ended December 31, 2006, an increase of $456,000 or 4.0%. The slight increase in 2007 was due to an increase in the average balance of interest earning assets of 15.1%, combined with an increase in the average rate earned on these assets of 29 basis points.

The increase in interest earning assets is attributed primarily to an increase in the loan portfolio. The average balances in the loan portfolio increased by 19.3% in 2007. The largest increases were in the commercial mortgage portfolio followed by the residential mortgage portfolio.

The increase in interest income was partially offset by an increase in interest expense. Interest expense increased by $3.8 million, or 40.9% in 2007 due to rising rates on deposits and borrowings along with increases in the average balances of deposits and borrowings. The average balances of deposits increased by 16.5% in 2007, and the average balance of borrowings increased by 17.7% due to increased loan demand. We experienced an increase of 60 basis points in the average rate paid on deposits and borrowings during 2007. The largest increases in deposits were in certificates of deposit, followed by smaller increases in money market accounts and checking accounts, partially offset by a decrease in savings accounts. The increase in certificates of deposit was due to our three new offices which were opened in the third quarter of 2006, combined with promotional rate accounts.

Average Balances and Yields

The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends, the total dollar amount of interest expense and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using the average of daily balances and nonaccrual loans are included in average balances only. During the 2007, 2006 and 2005 periods, we held tax-exempt municipal securities with average balances of $15.0 million, $9.7 million and $6.3 million, respectively, and during the 2007, 2006 and 2005 periods we held preferred money market securities with an average balance of $12.7 million, $8.1 million, and $4.4 million respectively which recognize a dividends received deduction. The yields below do not reflect the tax benefits of these securities.

			2007			2006			2005
(Dollars in thousands)	*Average Balance*	*Interest and Dividends*	*Yield/ Cost*	*Average Balance*	*Interest and Dividends*	*Yield/ Cost*	*Average Balance*	*Interest and Dividends*	*Yield/ Cost*
Interest-earning assets:									
Loans	**$331,490**	**$21,681**	**6.54%**	$277,789	$17,506	6.30%	$225,850	$13,642	6.04%
Fed Funds sold	**2,599**	**143**	**5.50**	1,407	77	5.47	1,756	56	3.19
Investment securities	**64,290**	**2,938**	**4.57**	67,077	2,976	4.44	52,987	2,102	3.97
Federal Home Loan Bank stock	**4,179**	**268**	**6.41**	3,581	191	5.33	2,481	108	4.35
Total interest-earning assets	**402,558**	**25,030**	**6.22**	349,854	20,750	5.93	283,074	15,908	5.62
Noninterest-earning assets	**31,629**			30,084			25,340		
Total assets	**$434,187**			$379,938			$308,414		
Interest-bearing liabilities:									
Certificate accounts	**$ 183,172**	**$ 8,414**	**4.59**	$ 143,007	$ 5,613	3.92	$ 99,487	$ 2,772	2.79
Regular savings accounts and escrow	**46,093**	**258**	**0.56**	52,769	418	0.79	51,326	360	0.70
Checking and NOW accounts	**56,915**	**487**	**0.86**	52,682	288	0.55	39,857	46	0.12
Money market savings accounts	**24,709**	**591**	**2.39**	18,356	232	1.26	25,160	245	0.97
Total interest-bearing deposits	**310,889**	**9,750**	**3.14**	266,814	6,551	2.46	215,830	3,423	1.59
FHLB advances	**69,866**	**3,414**	**4.89**	59,423	2,789	4.69	38,530	1,512	3.92
Other borrowings	**290**	**10**	**3.45**	193	10	5.17	161	6	3.73
Total interest-bearing liabilities	**381,045**	**13,174**	**3.46**	326,431	9,350	2.86	254,521	4,941	1.94
Noninterest-bearing liabilities	**1,899**			1,639			1,869		
Total liabilities	**382,944**			328,070			256,390		
Stockholders' equity	**51,243**			51,868			52,024		
Total liabilities and stockholders' equity	**$434,187**			$379,938			$308,414		
Net interest income		**$11,856**			$11,400			$10,967	
Interest rate spread			**2.76%**			3.07%			3.68%
Net interest margin			**2.95%**			3.26%			3.87%
Average interest-earning assets to average interest-bearing liabilities			**105.65%**			107.18%			111.22%

Rate/Volume Analysis

The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). For purposes of this table, changes attributable to changes in both rate and volume that cannot be segregated have been allocated proportionately based on the changes due to rate and the changes due to volume. The net column represents the sum of the prior columns.

	2007 COMPARED TO 2006			2006 COMPARED TO 2005		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
(In thousands)	*Volume*	*Rate*	*Net*	*Volume*	*Rate*	*Net*
Interest income:						
Loans	$3,491	$ 684	$4,175	$3,254	$ 610	$3,864
Fed Funds sold	66	-	66	(8)	29	21
Investment securities	(137)	99	(38)	605	269	874
Federal Home Loan Bank stock	35	42	77	55	28	83
Total interest income	3,455	825	4,280	3,906	936	4,842
Interest expense:						
Certificate accounts	1,744	1,057	2,801	1,469	1,372	2,841
Regular savings accounts	(48)	(112)	(160)	10	48	58
Checking and NOW accounts	25	174	199	19	223	242
Money market savings accounts	100	259	359	128	(141)	(13)
Total deposit expense	1,821	1,378	3,199	1,626	1,502	3,128
FHLB advances	506	119	625	938	339	1,277
Other borrowings	-	-	-	1	3	4
Total interest expense	2,327	1,497	3,824	2,565	1,844	4,409
Net interest income	$1,128	$ (672)	$ 456	$1,341	$ (908)	$ 433

Provision for Loan Losses

During the year ended December 31, 2007, a $151,000 provision was made to the allowance for loan losses. The provision was primarily due to the increasing size of the loan portfolio, a change in the mix of the portfolio towards commercial loans which are generally riskier than one-to-four family loans and a small adjustment to the factor used for general economic conditions.

During the year ended December 31, 2006, a $192,000 provision was made to the allowance for loan losses. This provision is due to the increasing size of the loan portfolio, specifically, the increase in commercial construction, commercial real estate and commercial business loan portfolios, as well as an increase in the mortgage loan portfolio. In addition, there was an increase in the loans which were classified requiring an increase to the reserve. In 2006, there was an increase in nonperforming loans and as a result there was a decrease in the ratio of the allowance to nonperforming loans and assets.

Noninterest Income

The following table shows the components of noninterest income and the percentage changes from 2007 to 2006.

	2007	2006	% CHANGE 2007/2006
Fees for services related to deposit accounts	**$955**	$873	9.39%
Fees for other services	**559**	540	3.52
Income from bank owned life insurance	**308**	304	1.32
Income from investment advisory services, net	**260**	98	165.31
Gain on sale of investments	**65**	6	983.33
Other income	**207**	127	62.99
Total	**$2,354**	$1,948	20.84%

For the year ended December 31, 2007, noninterest income increased 20.8% to $2.4 million, compared to $1.9 million for 2006. The largest increases in noninterest income were in income from investment advisory services, fees for services related to deposit accounts and fees for other services, as a result of product growth in these areas. In 2007, the Company also experienced an increase in gains on the sale of investments over the 2006 period.

Noninterest Expense

The following table shows the components of noninterest expense and the percentage changes from 2007 to 2006.

	2007	2006	% CHANGE 2007/2006
Compensation, taxes and benefits	**$6,914**	$6,408	7.90%
Office occupancy	**1,966**	1,757	11.90
Computer processing	**733**	606	20.96
Advertising	**594**	672	(11.61)
Professional fees	**504**	380	32.63
Directors compensation	**494**	516	(4.26)
Office supplies	**201**	193	4.15
Charitable contributions	**31**	34	(8.82)
Loss on foreclosed real estate, net	-	16	(100.00)
Other expenses (1)	**985**	922	6.94
Total	**$12,422**	$11,504	7.98%

(1) Other expenses for all periods include, among other items, insurance, postage and expenses related to checking accounts.

Noninterest expense was $12.4 million for the year ended December 31, 2007, compared to $11.5 million for 2006. The increases was primarily the result of increases in compensation costs, computer processing costs and office occupancy expenses over the 2006 period. All of the increases were primarily related to the opening of three new branch offices and were partially offset by a decrease in advertising expense in 2007.

Income Taxes

Income taxes for the year ended December 31, 2007 increased to $217,000 from $204,000 in 2006. The increase was due to a higher level of taxable income. The effective tax rate for 2007 was 13.3% compared to 12.3% for 2006. See note 11 to the financial statements in this annual report.

Market Risk Analysis

Qualitative Aspects of Market Risk

Our most significant form of market risk is interest rate risk. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between assets and liability maturities (or rate adjustment periods), while maintaining an acceptable interest rate spread, by originating adjustable-rate mortgage loans for retention in our loan portfolio, variable-rate home equity lines and variable-rate commercial loans and by purchasing variable-rate investments and investments with expected maturities of less than 10 years. In 2002-2004 we sold a small percentage of our originations of longer term fixed-rate one- to four-family mortgage loans in the secondary market based on prevailing market interest rate conditions, an analysis of the composition and risk of the loan portfolio, liquidity needs and interest rate risk management goals. We did not sell any loans in 2007, 2006 or 2005. Generally, loans are sold without recourse and with servicing retained. We currently do not participate in hedging programs, interest rate swaps or other activities involving the use of off-balance sheet derivative financial instruments.
Our Asset/Liability Committee communicates, coordinates and controls all aspects of asset/liability management. The committee establishes and monitors the volume and mix of assets and funding sources with the objective of managing assets and funding sources.

Quantitative Aspects of Market Risk

We use an interest rate sensitivity analysis prepared by the Office of Thrift Supervision to review our level of interest rate risk. This analysis measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or a 100 to 200 basis point decrease in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios. The following table, which is based on information that we provide to the Office of Thrift Supervision, presents the change in our net portfolio value at December 31, 2007 that would occur in the event of an immediate change in interest rates based on Office of Thrift Supervision assumptions, with no effect given to any steps that we might take to counteract that change.

The Office of Thrift Supervision uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

BASIS POINT ("BP") CHANGE IN RATES	NET PORTFOLIO VALUE			NET PORTFOLIO VALUE AS % OF PRESENT VALUE OF ASSETS	
(Dollars in thousands)	*$ Amount*	*$ Change*	*% Change*	*NPV Ratio*	*Change*
300 bp	$24,814	$(25,516)	(51)%	5.64%	(5.04)%
200	33,916	(16,414)	(33)	7.52	(3.16)
100	42,710	(7,620)	(15)	9.25	(1.43)
0	50,330	-	-	10.68	-
(100)	54,817	4,487	9	11.48	0.80
(200)	57,368	7,038	14	11.89	1.21

Liquidity and Capital Resources

Liquidity is the ability to meet current and future short-term financial obligations. Our primary sources of funds consist of deposit inflows, loan repayments, maturities and sales of investment securities, and advances from the Federal Home Loan Bank of Boston. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

Each quarter we project liquidity availability and demands on this liquidity for the next 90 days. We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities, and (4) the objectives of our asset/liability management program. Excess liquid assets are invested generally in Federal funds and short- and intermediate-term U.S. Government agency obligations.

Our most liquid assets are cash and cash equivalents and interest-bearing deposits. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At December 31, 2007 and December 31, 2006, cash and cash equivalents totaled approximately $8.4 million and $7.9 million respectively, including Federal funds of $497,000 and $31,000, respectively. Securities classified as available for sale, which provide additional sources of liquidity, totaled $65.3 million and $67.7 million at December 31, 2007 and December 31, 2006, respectively. At December 31, 2007 and December 31, 2006, we had the ability to borrow a total of $138.4 million and $128.7 million, respectively, from the Federal Home Loan Bank of Boston, of which $84.9 million and $68.4 million, was outstanding, respectively. At December 31, 2007 and December 31, 2006, we had arranged overnight lines of credit of $2.5 million with the Federal Home Loan Bank of Boston for both periods. We had no overnight advances outstanding with the Federal Home Loan Bank of Boston on these dates. In addition, at December 31, 2007 and December 31, 2006, we had the ability to borrow $3.5 million from a correspondent bank for both periods. There were no advances outstanding on this line at December 31, 2007 or December 31, 2006.

At December 31, 2007, we had $22.0 million in unused line availability on home equity lines of credit, $7.7 million in unadvanced commercial lines, $14.6 million in mortgage commitments, $7.9 million in commercial mortgage loan commitments, $22.8 million in unadvanced construction mortgage commitments, $5.7 million in letters of credit, $1.6 million in commercial business loan commitments and $88,000 in overdraft line of credit availability. Certificates of deposit due within one year of December 31, 2007 totaled $184.7 million, or 57.5% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and lines of credit. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2007. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Historically, we have remained highly liquid, with our liquidity position increasing substantially over the past two fiscal years. We expect that all of our liquidity needs, including the contractual commitments set forth in the table below, the estimated costs of our branch expansion plans and increases in loan demand can be met by our currently available liquid assets and cash flows. If loan demand were to increase at a pace greater than expected, or any unforeseen demand or commitment were to occur, we would access our borrowing capacity with the Federal Home Loan Bank of Boston. We expect that our currently available liquid assets and our ability to borrow from the Federal Home Loan Bank of Boston would be sufficient to satisfy our liquidity needs without any material adverse effect on our liquidity. We are not aware of any trends and/or demands, commitments, events or uncertainties that could result in a material decrease in liquidity.

Our primary investing activities are the origination of loans and the purchase of securities. For the year ended December 31, 2007 we originated $119.7 million of loans and purchased $17.8 million of securities. For the year ended December 31, 2006 we originated $109.1 million of loans and purchased $31.4 million of securities. During the year ended December 31, 2007, these activities were funded primarily by an increase in deposits of $32.2 million, net increase in borrowed funds of $16.6 million, proceeds from sales and maturities of available-for-sale securities of $20.7 million and proceeds from held-to-maturity securities of $1.4 million. During the year ended December 31, 2006, these activities were funded primarily by an increase in deposits of $48.4 million, net advances from the Federal Home Loan Bank of Boston of $11.4 million, proceeds from sales and maturities of available-for-sale securities of $21.9 million and proceeds from held-to-maturity securities of $2.5 million.

Historically, our investment portfolio had been funded by excess liquidity when deposit inflows exceed loan demand. In December 2007, we implemented a leverage strategy with the objective of enhancing earnings by borrowing $10.0 million from the Federal Home Loan Bank of Boston on an intermediate-term basis to fund the purchase of a like amount of intermediate-term mortgage-backed securities. This strategy is accretive to earnings.

Financing activities consist primarily of activity in deposit accounts and in Federal Home Loan Bank advances. We experienced a net increase in total deposits of $32.2 million and $48.4 million for the years ended December 31, 2007 and 2006, respectively. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive and to increase core deposit relationships. Occasionally, we offer promotional rates on certain deposit products in order to attract deposits. We experienced an increase in borrowed funds of $16.6 million for the year ended December 31, 2007. The increase in 2007 was primarily due to lending and investing activities. Federal Home Loan Bank advances increased $11.4 million for the year ended December 31, 2006. The increase in 2006 was primarily due to lending and investing activities. We are subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2007, we exceeded all of our regulatory capital requirements. We are considered "well capitalized" under regulatory guidelines. See note 13 of the notes to the financial statements in this annual report.

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used primarily to manage customers' requests for funding and take the form of loan commitments, unused lines of credit, amounts due mortgagors on construction loans, amounts due on commercial loans, commercial letters of credit and commitments to sell loans. See note 15 of the notes to the financial statements in this annual report.

For the years ended December 31, 2007 and 2006, we engaged in no off-balance-sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

Effect of Inflation and Changing Prices

We have prepared the financial statements and related financial data presented in this report in accordance with generally accepted accounting principles in the United States, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The primary impact of inflation on our operations is reflected in increased operating costs. Unlike most industrial companies, virtually all of our assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on our performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The internal control process has been designed under our supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Management conducted an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, utilizing the framework established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2007 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, transactions and dispositions of assets; and provide reasonable assurances that: (1) transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States; (2) receipts and expenditures are being made only in accordance with authorizations of management and the directors of the Company; and (3) unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the Company's financial statements are prevented or timely detected.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

Report of Independent Registered Public Accounting Firm

WHITTLESEY & HADLEY, P.C.

Certified Public Accountants/Consultants

147 Charter Oak Avenue
Hartford, Connecticut 06106

860.522.3111 (voice)
860.524.4475 (fax)

www.whcpa.com

To The Board of Directors and Shareholders
Naugatuck Valley Financial Corporation

We have audited the accompanying consolidated statements of financial condition of Naugatuck Valley Financial Corporation (the "Company") and subsidiary as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years ended December 31, 2007, 2006 and 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Companies Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Naugatuck Valley Financial Corporation and subsidiary at December 31, 2007 and 2006, and the results of its operations and its cash flows for the each of the years ended December 31, 2007, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

Whittlesey & Hadley, P.C.

Hartford, Connecticut
March 11, 2008

Consolidated Statements of Financial Condition
(Dollars in thousands)

DECEMBER 31,	2007	2006
Assets		
Cash and due from depository institutions	**$7,873**	$7,911
Investment in federal funds	**497**	31
Investment securities	**66,454**	70,267
Loans receivable, net	**359,831**	308,376
Accrued income receivable	**2,033**	1,904
Premises and equipment, net	**10,624**	11,209
Bank owned life insurance	**8,264**	7,956
Federal Home Loan Bank of Boston stock	**4,632**	3,898
Other assets	**2,319**	2,303
Total assets	**$462,527**	$413,855
Liabilities And Stockholders' Equity		
Liabilities		
Deposits	**$321,398**	$289,198
Borrowed funds	**85,107**	68,488
Mortgagors' escrow accounts	**3,871**	3,495
Other liabilities	**1,694**	1,590
Total liabilities	**412,070**	362,771
Commitments and contingencies		
Stockholders' Equity		
Common stock, $.01 par value; 25,000,000 shares authorized; 7,604,375 shares issued; shares outstanding - 7,268,734 at December 31, 2007; 7,473,225 at December 31, 2006	**76**	76
Preferred stock, $.01 par value; 1,000,000 shares authorized; no shares issued or outstanding	**-**	-
Paid-in capital	**33,483**	33,302
Retained earnings	**24,233**	23,415
Unearned ESOP shares (233,513 shares at December 31, 2007 and 253,402 shares at December 31, 2006)	**(2,335)**	(2,534)
Unearned stock awards (90,020 shares at December 31, 2007 and 113,266 shares at December 31, 2006)	**(995)**	(1,256)
Treasury Stock, at cost (338,474 shares at December 31, 2007 and 138,983 shares at December 31, 2006)	**(3,889)**	(1,593)
Accumulated other comprehensive loss	**(116)**	(326)
Total stockholders' equity	**50,457**	51,084
Total liabilities and stockholders' equity	**$462,527**	$413,855

See Notes To Consolidated Financial Statements

Consolidated Statements of Income

(Dollars in thousands, except earnings per share)

FOR THE YEARS ENDED DECEMBER 31,	2007	2006	2005
Interest and dividend income			
Interest on loans	**$21,681**	$17,506	$13,642
Interest and dividends on investments and deposits	**3,349**	3,244	2,266
Total interest income	**25,030**	20,750	15,908
Interest expense			
Interest on deposits	**9,750**	6,551	3,423
Interest on borrowed funds	**3,424**	2,799	1,518
Total interest expense	**13,174**	9,350	4,941
Net interest income	**11,856**	11,400	10,967
Provision for loan losses	**151**	192	32
Net interest income after provision for loan losses	**11,705**	11,208	10,935
Noninterest income			
Fees for services related to deposit accounts	**955**	873	618
Fees for other services	**559**	540	356
Income from bank owned life insurance	**308**	304	218
Income from investment advisory services, net	**260**	98	167
Gain on sale of investments	**65**	6	47
Other income	**207**	127	111
Total noninterest income	**2,354**	1,948	1,517
Noninterest expense			
Compensation, taxes and benefits	**6,914**	6,408	5,477
Office occupancy	**1,966**	1,757	1,538
Advertising	**594**	672	523
Computer processing	**733**	606	624
Directors compensation	**494**	516	435
Professional fees	**504**	380	448
Office supplies	**201**	193	232
Contributions	**31**	34	34
Loss (gain) on foreclosed real estate, net	**-**	16	(35)
Other expenses	**985**	922	821
Total noninterest expense	**12,422**	11,504	10,097
Income before provision for income taxes	**1,637**	1,652	2,355
Provision for income taxes	**217**	204	450
Net income	**$1,420**	$1,448	$1,905
Earnings per share - basic and diluted	**$0.20**	$0.20	$0.26

See Notes To Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity

(Dollars in thousands)

	COMMON STOCK	PAID-IN CAPITAL	RETAINED EARNINGS	UNEARNED ESOP SHARES	UNEARNED STOCK AWARDS	TREASURY STOCK	ACCUMULATED OTHER COMPREHENSIVE LOSS	TOTAL
Balance at December 31, 2005	$76	$33,157	$22,588	$(2,733)	$(1,551)	$(122)	$(451)	$50,964
ESOP shares released - 19,889 shares	-	22	-	199	-	-	-	221
Dividends paid ($0.20 per common share)	-	-	(617)	-	-	-	-	(617)
Stock based compensation	-	123	-	-	-	-	-	123
Stock based compensation - 1,500 shares awarded	-	-	(4)	-	(16)	20	-	-
Stock based compensation - 27,942 shares vested	-	-	-	-	311	-	-	311
Stock based compensation - options	-	-	-	-	-	(1,491)	-	(1,491)
Comprehensive income:	-	-	-	-	-	-	-	-
Net income	-	-	1,448	-	-	-	-	-
Net change in unrealized holding gain on available-for-sale securities, net of tax effect	-	-	-	-	-	-	125	-
Comprehensive income	-	-	-	-	-	-	-	1,573
Balance at December 31, 2006	76	33,302	23,415	(2,534)	(1,256)	(1,593)	(326)	51,084
ESOP shares released - 19,889 shares	-	28	-	199	-	-	-	227
Dividends paid ($0.20 per common share)	-	-	(589)	-	-	-	-	(589)
Stock based compensation - 5,000 shares awarded	-	-	(13)	-	(52)	65	-	-
Stock based compensation - 28,242 shares vested	-	-	-	-	313	-	-	313
Stock based compensation - options	-	153	-	-	-	3	-	156
Treasury stock acquired - 204,731 shares	-	-	-	-	-	(2,364)	-	(2,364)
Comprehensive income:	-	-	-	-	-	-	-	-
Net income	-	-	1,420	-	-	-	-	-
Net change in unrealized holding gain on available-for-sale securities, net of tax effect	-	-	-	-	-	-	210	-
Comprehensive income	-	-	-	-	-	-	-	1,630
Balance at December 31, 2007	$76	$33,483	$24,233	$(2,335)	(995)	$(3,889)	$(116)	$50,457

See Notes To Consolidated Financial Statements

Consolidated Statements of Cash Flows
(In thousands)

FOR THE YEARS ENDED DECEMBER 31,	2007	2006	2005
Cash flows from operating activities:			
Net income	**$1,420**	$1,448	$1,905
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	**151**	192	32
Depreciation and amortization expense	**776**	655	597
Net amortization (accretion) from investments	**(21)**	(35)	55
Amortization of intangible assets	**34**	34	34
Provision for deferred tax (benefit)	**11**	(75)	(177)
Net gain on sale of real estate owned	**-**	(4)	(46)
Gain on sale of investments	**(65)**	(6)	(47)
Loss on disposal of premises and equipment	**-**	1	14
Stock-based compensation	**698**	657	397
Net change in:			
Accrued income receivable	**(130)**	(379)	(448)
Deferred loan fees	**51**	9	(11)
Cash surrender value of life insurance	**(308)**	(304)	(218)
Other assets	**(35)**	107	(319)
Other liabilities	**98**	228	(381)
Net cash provided by operating activities	**2,680**	2,528	1,387
Cash flows from investing activities:			
Proceeds from maturities and repayments of available-for-sale securities	**12,236**	16,779	19,245
Proceeds from sale of available-for-sale securities	**8,441**	5,163	3,742
Proceeds from maturities of held-to-maturity securities	**1,390**	2,470	665
Purchase of available-for-sale securities	**(17,598)**	(31,401)	(50,593)
Purchase of held-to-maturity securities	**(250)**	-	(500)
Loan originations net of principal payments	**(51,656)**	(49,148)	(55,674)
Purchase of Federal Home Loan Bank of Boston stock	**(734)**	(739)	(980)
Proceeds from the sale of foreclosed real estate	**-**	50	113
Proceeds from sale of property and equipment	**-**	2	11
Purchase of property and equipment	**(325)**	(2,780)	(1,943)
Purchase of bank owned life insurance asset	**-**	-	(2,500)
Net cash used by investing activities	**(48,496)**	(59,604)	(88,414)

See Notes To Consolidated Financial Statements

Consolidated Statements of Cash Flows

(In thousands)

FOR THE YEARS ENDED DECEMBER 31,	2007	2006	2005
Cash flows from financing activities			
Net change in time deposits	37,335	42,645	41,231
Net change in other deposit accounts	(5,135)	5,707	6,249
Advances from Federal Home Loan Bank of Boston	46,927	51,250	62,193
Repayment of Advances from Federal Home Loan Bank of Boston	(30,538)	(39,821)	(20,960)
Net change in mortgagors' escrow accounts	376	293	143
Change in short-term borrowings	229	(1,899)	1,899
Common stock repurchased	(2,364)	(1,491)	(1,852)
Cash dividends to common stockholders	(589)	(617)	(500)
Proceeds from exercise of options	3	-	-
Net cash provided by financing activities	46,244	56,067	88,403
Increase (decrease) in cash and cash equivalents	428	(1,009)	1,376
Cash and cash equivalents at beginning of year	7,942	8,951	7,575
Cash and cash equivalents at end of year	$ 8,370	$ 7,942	$ 8,951
Supplemental disclosures			
Non-cash investing activities:			
Transfer of loans to foreclosed real estate	$ -	$ -	$ 47
Cash paid during the year for:			
Interest	$ 13,130	$ 9,347	$ 4,939
Income taxes	296	305	683

See Notes To Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations

Naugatuck Valley Financial Corporation (the "Company") was organized as a federal corporation at the direction of Naugatuck Valley Savings and Loan (the "Bank") in connection with the mutual holding company reorganization of Naugatuck Valley Savings. The reorganization and initial public offering of Naugatuck Valley Financial was completed on September 30, 2004. In the offering, Naugatuck Valley Financial issued a majority of its outstanding shares of common stock to Naugatuck Valley Mutual Holding Company, the mutual holding company parent of the Bank. As long as Naugatuck Valley Mutual exists, it will own at least a majority of Naugatuck Valley Financial Corporation's common stock.

Originally organized in 1922, the Bank is a federally chartered stock savings bank which is headquartered in Naugatuck, Connecticut. The Bank provides a full range of personal banking services to individual and small business customers located primarily in the Naugatuck Valley and the immediate surrounding vicinity. It is subject to competition from other financial institutions throughout the region. The Bank is also subject to the regulations of various federal agencies and undergoes periodic examinations by those regulatory authorities.

The Bank owns the Naugatuck Valley Mortgage Servicing Corporation, which qualifies and operates as a Connecticut passive investment company pursuant to legislation.

2. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company and its subsidiary conform to generally accepted accounting principles in the United States of America and to general practices within the thrift industry. Such policies have been followed on a consistent basis. The significant accounting policies of the Company are summarized below.

Use of estimates
In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, and income and expenses for the period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosure or in satisfaction of loans. While management uses available information to recognize losses on loans and foreclosed real estate, future additions to the allowance may be necessary based on changes in economic conditions, particularly in Connecticut.

Principles of consolidation
The consolidated financial statements include the accounts of the Company, the Bank and the Bank's wholly-owned subsidiary, Naugatuck Valley Mortgage Servicing Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

Investment securities
Investments are accounted for in accordance with the intent of management at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold debt securities until maturity, they are classified as held-to-maturity. These securities are carried at historical cost adjusted for the amortization of premiums and accretion of discounts, which are recognized as adjustments to interest income.

Securities to be held for indefinite periods of time are classified as available-for-sale and are carried at fair value with unrealized gains and losses reported as a separate component of capital net of estimated income taxes.

The Company has no securities held for trading.

Gains or losses on the sales of securities are recognized at trade date utilizing the specific identification method.

Loans receivable and allowance for loan losses
Loans receivable are stated at unpaid principal balance undistributed construction loans, deferred loan fees, and allowances for loan losses.

Uncollected interest on loans receivable is accrued as earned based on rates applied to principal amounts outstanding. Recognition of income on the accrual basis is discontinued when there is sufficient question as to the collectibility of the interest. In these cases, the interest previously accrued to income is reversed, and the loans are placed on the cash basis.

Loan origination fees and certain direct loan origination costs are being deferred and the net amount amortized on a level-yield basis as an adjustment to the related loan yield over its contractual life. Unamortized net fees are recognized upon early repayment of the loans.

The allowance for loan losses is established by a provision charged to earnings and is maintained at a level considered adequate to

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

provide for potential loan losses based on management's evaluation of known and inherent risks in the loan portfolio. When a loan or portion of a loan is considered uncollectible, it is charged against the allowance for loan losses. Recoveries of loans previously charged-off are credited to the allowance when collected.

Management makes regular evaluations of the loan portfolio to determine the adequacy of the level of the allowance for loan losses. Numerous factors are considered in the evaluation, including a review of certain borrowers' current financial status and credit standing, available collateral, loss experience in relation to outstanding loans, the overall loan portfolio quality, management's judgment regarding prevailing and anticipated economic conditions, and other relevant factors.

In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

Loan sales and mortgage-servicing rights

Residential mortgage loans originated and held for sale are classified separately in the consolidated statement of financial condition and reported at the lower of amortized cost or market value (based on secondary market prices). There were no loans held for sale at December 31, 2007 and 2006. Gains or losses on the sale of loans are determined using the specific identification method.

The Bank sells residential mortgage loans with servicing rights retained. At the time of the sale, the Bank determines the value of the retained servicing rights, which represents the present value of the differential between the contractual servicing fee and adequate compensation, defined as the fee a sub-servicer would require to assume the role of servicer, after considering the estimated effects of prepayments. If material, a portion of the gain on the sale of the loan is recognized as due to the value of the servicing rights, and a servicing asset is recorded. The Bank has had no loan sales which have resulted in the recording of a servicing asset, due to the immaterial differential between the contractual servicing fee (25 basis points) and adequate compensation, as described above.

Foreclosed real estate

Real estate properties acquired through loan foreclosure and other partial or total satisfaction of problem loans are carried at the lower of fair value or the related loan balance at the date of foreclosure.

Valuations are periodically performed by management and an allowance for losses is established if the carrying value of a property subsequently exceeds its fair value less estimated disposal costs. Losses arising at the time of acquisition of such properties are charged against the allowance for loan losses. Subsequent write-downs in the carrying value and expenses incurred to maintain the properties are charged to expense.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation computed on the straight-line method at rates based on estimated useful lives.

Expenditures for replacements or major improvements are capitalized. Expenditures for normal maintenance and repairs are charged to expense as incurred. Upon the sale or retirement of premises and equipment, the cost and accumulated depreciation are removed from their respective accounts and any gain or loss is included in income.

Bank owned life insurance

The cash surrender value of bank owned life insurance relates to policies on employees of the Bank for which the Bank is the beneficiary. Increases in cash surrender value are included in non-interest income in the consolidated income statements.

Income from investment advisory services, net

In conjunction with a third party, an employee of the Bank is licensed to sell non-deposit investment products, including mutual funds, annuities and other insurance products. The Bank records, as noninterest income, revenues earned from product sales in accordance with the terms of revenue sharing agreements with the third party, net of certain marketing and other expenses shared with the third party. The Bank currently employs the individual authorized to sell these products and pays most of the direct costs related to the sales activities. These costs are charged to expense as incurred, and are classified primarily in compensation and benefits expense.

Income taxes

The Company accounts for certain income and expense items differently for financial reporting purposes than for income tax purposes. Provisions for deferred taxes are being made in recognition of these temporary differences. It is the Company's policy to recognize interest and penalties related to unrecognized tax liabilities within income tax expense in the consolidated statements of income.

Earnings per share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period.

Computation of fair values

The calculation of fair value estimates of financial instruments is dependent upon certain subjective assumptions and involves significant uncertainties. Changes in assumptions could significantly affect the estimates. These estimates do not reflect any possible tax ramifications, estimated transaction costs or any premium or discount that could result from offering the Company's entire holdings of a particular financial instrument.

The following methods and assumptions were utilized by the Company in estimating the fair values of its on-balance sheet financial instruments:

» Cash and cash equivalents
The carrying amounts reported in the statement of financial condition approximate these assets' fair value.

» Investment securities
Fair values for investment securities are based on quoted market prices where available. If quoted market prices are not available, fair values are based on market prices for comparable instruments.

» Loans receivable
For variable rate loans that reprice frequently and without significant change in credit risk, fair values are based on carrying values. The fair value of other loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The fair value of nonaccrual loans was estimated using the estimated fair values of the underlying collateral.

» Deposits liabilities
The fair values of non-interest-bearing demand and savings deposits are, by definition, equal to the amount payable on demand at the reporting date, i.e., their carrying amounts. Fair values for time certificates of deposit are estimated using a discounted cash flow technique that applies interest rates currently being offered to a schedule of aggregated expected monthly maturities on time deposits.

» Borrowed Funds
Fair values are estimated using discounted cash flow analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

» Mortgagors' escrow accounts
The carrying amounts reported in the statement of financial condition approximate the fair value of the mortgagors' escrow accounts.

Recent Accounting Pronouncements

In March 2006, the Financial Accounting Standards Board ("FASB") issued SFAS 156, Accounting for Servicing of Financial Assets. This Statement amends SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits the entities to elect either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of SFAS 140 for subsequent measurement. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. The Company adopted SFAS 156 on January 1, 2007. The Company has determined that adoption of SFAS 156 did not have any impact on its financial condition or results of operations.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The Company does not expect the implementation of SFAS 157 to have a material impact on its consolidated financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes ("FIN 48"). FIN 48 clarifies when tax benefits should be recorded in financial statements, requires certain disclosures of uncertain tax matters and indicates how any tax reserves should be classified in a balance sheet. On January 1, 2007, the Company adopted FIN 48. The Company has determined that adoption of FIN 48 did not have any impact on its financial condition or results of operations.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Liabilities. This Statement permits entities to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This pronouncement is effective as of the beginning of an entity's first fiscal year beginning after November 15, 2007. The Company does not expect the implementation of SFAS 159 to have a material impact on its financial position or results of operations.

In December 2007, the FASB issued SFAS 141R, Business Combinations. SFAS 141R's objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after December 31, 2008. The Company does not expect the implementation of SFAS 141R to have a material impact on its consolidated financial statements.

In December 2007, the FASB issued SFAS 160, Non-controlling Interests in Consolidated Financial Statements. SFAS 160's objective is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company does not expect the implementation of SFAS 160 to have a material impact on its consolidated financial statements.

Reclassification

The financial statements for the prior years have been reclassified to conform with changes in the current financial statement presentation.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. Investment Securities

A summary of investment securities at December 31, 2007 and 2006 follows:

	2007		2006	
(In thousands)	*Carrying Amount*	*Fair Value*	*Carrying Amount*	*Fair Value*
Available-for-sale securities	**$65,264**	**$65,264**	$67,736	$67,736
Held-to-maturity securities	**1,190**	**1,188**	2,531	2,522
Total investment securities	**$66,454**	**$66,452**	$70,267	$70,258

At December 31, 2007, the composition of the investment portfolio was:

	AMORTIZED COST BASIS	GROSS UNREALIZED		FAIR VALUE
(In thousands)		*Gains*	*Losses*	
Available-for-sale securities:				
U.S. government and agency obligations				
Less than one year	$1,749	$1	$(5)	$1,745
From five through ten years	1,000	-	(1)	999
	2,749	1	(6)	2,744
Municipal obligations				
From five through ten years	1,533	22	-	1,555
After ten years	12,559	60	(99)	12,520
	14,092	82	(99)	14,075
Corporate bonds				
From five through ten years	1,000	-	(10)	990
Mortgage-backed securities	31,352	67	(158)	31,261
Collateralized mortgage obligations	3,547	-	(53)	3,494
Total debt securities	52,740	150	(326)	52,564
Money market preferred stocks	12,700	-	-	12,700
Total available-for-sale securities	$65,440	$150	$(326)	$65,264
Held-to-maturity securities:				
U.S. government and agency obligations				
Less than one year	$1,000	$-	$(2)	$998
Interest bearing balances				
Less than one year	190	-	-	190
Total held-to-maturity securities	$1,190	$-	$(2)	$1,188

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2006, the composition of the investment portfolio was:

	AMORTIZED COST BASIS	GROSS UNREALIZED		FAIR VALUE
(In thousands)		*Gains*	*Losses*	
Available-for-sale securities:				
U.S. government and agency obligations				
Less than one year	$4,000	$-	$(37)	$3,963
From one through five years	3,495	-	(23)	3,472
From five through ten years	1,000	-	(20)	980
	8,495	-	(80)	8,415
Municipal obligations				
Less than one year	1,000	-	(1)	999
From five through ten years	828	2	-	830
After ten years	13,349	49	(37)	13,361
	15,177	51	(38)	15,190
Corporate bonds				
From one through five years	1,951	8	(4)	1,955
Mortgage-backed securities	25,111	60	(389)	24,782
Collateralized mortgage obligations	4,796	6	(108)	4,694
Total debt securities	55,530	125	(619)	55,036
Money market preferred stocks	12,700	-	-	12,700
Total available-for-sale securities	$68,230	$125	$(619)	$67,736
Held-to-maturity securities:				
U.S. government and agency obligations				
From one through five years	$1,201	$-	$(9)	$1,192
Interest bearing balances				
Less than one year	1,140	-	-	1,140
From one through five years	190	-	-	190
Total held-to-maturity securities	$2,531	$-	$(9)	$2,522

The Company has certain investment securities in which the market value of the security is less than the cost of the security. Management believes that these unrealized losses are temporary and are the result of changes in market interest rates. In making this determination, management considered the period of time the securities have been in a loss position, the percentage decline in comparison to the securities' amortized cost, the financial condition of the issuer and the Company's ability and intent to hold these securities until their fair value recovers to their amortized cost. At December 31, 2007, these securities had an aggregate fair value of $29,267,000 which resulted in unrealized losses of $328,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of the fair value and related unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2007.

	SECURITIES IN CONTINUOUS UNREALIZED LOSS POSITION LESS THAN 12 MONTHS		
(Dollars in thousands)	*Number of Securities*	*Market Value*	*Unrealized Loss*
U.S. government and agency obligations	4	$3,491	$(7)
Municipal obligations	11	6,457	(52)
Mortgage-backed securities	1	737	(1)
Corporate bonds	1	990	(10)
Total securities in unrealized loss position	17	$11,675	$(70)

	SECURITIES IN CONTINUOUS UNREALIZED LOSS POSITION 12 OR MORE CONSECUTIVE MONTHS		
(Dollars in thousands)	*Number of Securities*	*Market Value*	*Unrealized Loss*
U.S. government and agency obligations	2	1,070	(47)
Mortgage-backed securities	22	16,522	(211)
Total securities in unrealized loss position	24	$17,592	$(258)

For the year ended December 31, 2007, the Company realized gross gains of $68,686 and gross losses of $3,477 compared with realized gross gains of $20,224 and gross losses of $14,436 for the year ended December 31, 2006 and realized gross gains of $47,046 and no gross losses for the year ended December 31, 2005 on sales of investment securities.

At December 31, 2007 and 2006, securities with a carrying value of $2,250,000 and $3,200,000, and fair values of approximately $2,264,181 and $3,173,000, respectively, were pledged as collateral to secure municipal deposits.

4. Loans Receivable

A summary of loans receivable at December 31, 2007 and 2006 is as follows:

(Dollars in thousands)		2007	2006
Loans secured by first mortgages on real estate:			
Conventional:			
Fixed rate mortgage loans		**$165,764**	$148,357
Adjustable rate mortgage loans		**24,834**	29,364
Construction loans		**7,046**	6,960
Commercial loans		**123,925**	84,203
Loans on savings accounts		**1,272**	634
Personal, auto and property improvement loans		**41,146**	43,682
		363,987	313,200
Less:	Allowance for loan losses	**2,163**	2,071
	Undisbursed construction loans	**1,532**	2,343
	Deferred loan origination fees	**461**	410
Loans receivable, net		**$359,831**	$308,376
Weighted average yield		**6.42%**	6.32%

The Bank's lending activities are conducted principally in the Naugatuck Valley area of Connecticut. The Bank's investment in loans includes both adjustable and fixed rate loans. At December 31, 2007 and 2006, the composition of the Bank's investment in fixed rate loans was as follows:

FIXED RATE (In thousands)	2007	2006
Term to Maturity		
Less than 1 year	**$1,579**	$6,660
1 - 3 years	**3,780**	3,155
3 - 5 years	**3,801**	2,581
5 - 10 years	**25,852**	21,985
10 - 20 years	**50,773**	54,486
Over 20 years	**124,767**	99,089
Total loans at fixed rates	**$210,552**	$187,956

Adjustable rate loans have interest rate adjustment limitations and are indexed to treasury notes or FHLBB classic advances with similar repricing durations, or prime rate. At December 31, 2007 and 2006, the Bank had the following adjustable rate loans:

ADJUSTABLE RATE (In thousands)	2007	2006
Rate Adjustment		
Less than 1 year	**$59,955**	$53,248
1 - 3 years	**20,133**	13,388
3 - 5 years	**42,383**	37,109
5 - 10 years	**28,281**	20,736
Over 10 years	**2,683**	763
Total loans at adjustable rates	**$153,435**	$125,244

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nonperforming loans totaled approximately $970,000 and $2.0 million at December 31, 2007 and 2006, respectively. These loans, primarily delinquent 90 days or more, were accounted for on a nonaccrual basis. The amount of income that was contractually due but not recognized on nonperforming loans totaled $45,000, $68,200, and $20,900 in 2007, 2006 and 2005, respectively.

At December 31, 2007 the Bank had approximately $107,600 of loans which were considered to be impaired without an allowance allocation, compared with $49,500 of loans with an allowance of $2,000 at December 31, 2006. These loans averaged $110,000 during 2007 and paid $7,000 in interest.

Transactions in the allowance for loan losses account for the years ended December 31, 2007, 2006 and 2005 were as follows:

	2007	2006	2005
(In thousands)			
Balance at beginning of year	**$2,071**	$1,878	$1,829
Provision for loan losses	**151**	192	32
Loans written off	**(61)**	(2)	(4)
Recoveries of loans written off	**2**	3	21
Balance at end of year	**$2,163**	$2,071	$1,878

As of December 31, 2007 and 2006, loans to related parties totaled approximately $4,660,000 and $3,711,000, respectively. For the year ended December 31, 2007, new loans of approximately $160,000 were granted to these parties and principal payments of approximately $123,000 were received. During 2007, an additional $912,000 in existing loans were included in loans to related parties for an individual whose related interests changed during the year. For the year ended December 31, 2006, new loans of approximately $538,000 were granted to these parties and principal payments of approximately $180,000 were received. During 2006, an additional $84,000 in existing loans were included in loans to related parties for an individual who became a related party during the year.

Related parties include directors and officers of the Bank, any respective affiliates in which they have a controlling interest, and their immediate families. For the years ended December 31, 2007 and 2006, all loans to related parties were performing in accordance with the original terms.

The Bank services loans for other financial institutions and agencies. These loans are originated by the Bank and then sold. The Bank continues to service these loans and remits the payments received to the purchasing institution. The amounts of these loans were approximately $9,705,000 and $10,121,000 at December 31, 2007 and 2006, respectively.

5. Premises and Equipment

Premises and equipment at December 31, 2007 and 2006 are summarized as follows:

(In thousands)	2007	2006
Banking offices and branch buildings	**$8,390**	$8,489
Furniture and equipment	**3,321**	3,241
Land	**1,596**	1,551
Leasehold improvements	**1,227**	1,227
	14,534	14,508
Accumulated depreciation and amortization	**(3,910)**	(3,299)
Premises and equipment, net	**$10,624**	$11,209

Depreciation and amortization expense is computed using the straight-line method over the estimated useful life of an asset. Estimated useful lives range from three to ten years for furniture and equipment, 39 years for the banking offices, and the initial lease term for leasehold improvements. Land is not depreciated. Depreciation and amortization expenses were $775,978 and $655,607 and $596,670 for the years ended December 31, 2007, 2006 and 2005, respectively.

At December 31, 2007, future minimum rental income and lease payment expense were expected to be:

(In thousands)	INCOME	EXPENSE
2008	$98	$208
2009	100	217
2010	102	233
2011	98	195
2012	72	167
Thereafter	67	788
Total future minimum rents	$537	$1,808

6. Deposits

Deposits and weighted average rates at December 31, 2007 and 2006 are summarized as follows:

	2007		2006	
(Dollars in thousands)	*Amount*	*Weighted Average Cost*	*Amount*	*Weighted Average Cost*
Certificate accounts	**$202,411**	**4.47%**	$165,076	4.43%
Regular savings accounts	**41,480**	**0.58%**	46,156	0.63%
Checking and NOW accounts	**49,511**	**0.15%**	57,301	0.73%
Money market savings accounts	**27,996**	**2.64%**	20,665	1.89%
Total deposits	**$321,398**	**3.14%**	$289,198	2.91%

The aggregate amount of individual certificate accounts of $100,000 or more at December 31, 2007 and 2006 was $67,250,000 and $48,228,000 respectively. Deposits up to $100,000 are federally insured. In addition, federal law provides up to $250,000 in deposit insurance coverage for self-directed retirement accounts, such as Individual Retirement Accounts (IRAs).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2007 and 2006 the remaining maturities for certificate accounts were:

	2007	2006
(In thousands)		
Certificate accounts maturing in:		
Under 12 months	**$184,728**	$145,056
12 to 24 months	**8,968**	13,021
24 to 36 months	**5,177**	3,474
Over 36 months	**3,538**	3,525
Total certificate accounts	**$202,411**	$165,076

7. Borrowed Funds

The Bank has an agreement with Federal Home Loan Bank of Boston (FHLBB) providing for future credit availability of up to twenty times the amount of FHLBB stock held by the Bank, not to exceed 30% of its total assets. The Bank held $4,632,400 in FHLBB stock at December 31, 2007. In additional to the outstanding advances, the Bank has a $2,540,000 line of credit available from FHLBB and a $3,500,000 line of credit available from another correspondent bank, none of which was outstanding at December 31, 2007.

FHLBB advances are secured by a blanket lien on the Bank's assets. Outstanding advances with calendar-year maturity dates and weighted average cost of funds at December 31, 2007 and 2006 were as follows:

	2007		2006	
(Dollars in thousands)				
Year of Maturity	*Amount Due*	*Weighted Average Cost*	*Amount Due*	*Weighted Average Cost*
2007	**$ -**	**-%**	$30,465	5.03%
2008	**24,099**	**4.78**	12,172	4.60
2009	**45,981**	**4.67**	21,718	4.79
2010	**9,535**	**4.54**	2,203	4.32
2011	**3,990**	**4.24**	657	4.09
2012	**684**	**4.09**	684	4.09
2013	**579**	**4.13**	579	4.13
2014	**10**	**3.94**	10	3.94
Total advances	**$ 84,878**	**4.66**	$68,488	4.83

The Bank also uses securities sold under agreements to repurchase as a source of borrowings. The balance at December 31, 2007 was $229,000 at a rate of 2.75%. There were no balances outstanding at December 31, 2006.

8. Pension and Other Post-Retirement Benefits

Pension Plan

Prior to September 1, 2005, the Bank participated in a multi-employer defined benefit pension plan covering all of its full time (as defined) employees who had been employed by the Bank for more than six months and were at least twenty-one years of age. Benefits under this plan became fully vested after five years of service. The Bank's net pension cost for the period is the amount of contributions due. Total pension expense was $131,000 for the year ended December 31, 2007 compared with $280,000 and $439,000 for 2006 and 2005, respectively. Current valuations of the Bank's allocation of the plan's pooled assets are not available. Effective September 1, 2005, the Plan was amended and as a result, is considered frozen, with no new participants being accepted. No future compensation will be considered for benefit accruals, and there will be no future credited service, service accruals, or additional accrued benefits.

Defined Contribution Plan

The Bank has a defined contribution 401(k) plan for eligible employees. The Bank provides 75% matching of employee contributions, with a maximum contribution on up to 6% of the employee's salary. The Bank's contribution vests over a 6 year graded vesting schedule. The Bank's contribution to the plan was $168,000, $136,000 and $89,000 for the years ended December 31, 2007, 2006 and 2005, respectively.

Directors Retirement Plan

Through December 27, 2006, the Bank sponsored a retirement and benefits plan for non-employee directors. All benefits earned were fully accrued based on a fixed amount at December 31, 2006, and were paid to the participating individuals in January, 2007.

Effective December 27, 2006, for fees and compensation earned beginning January 1, 2007, the Bank sponsors a deferred compensation plan under which non-employee directors may elect to defer up to 100% of their compensation in the form of either cash or stock-appreciation rights ("SARs"). If a deferral is made in SARs, then at the time of distribution an individual will receive in cash the value of an equivalent number of shares of the Company's stock that could have been purchased at the time of the deferral. The individual will also receive in cash an amount equal to any dividends which would be paid on the equivalent shares during the deferral period. Under terms of the plan, an election to defer compensation, including which form (cash or SARs), must be made prior to December 31st of the preceding year. Each year the form of previous deferrals may be converted to the other form at the option of the individual participant.

Healthcare Benefits

In addition to providing pension benefits, the Bank provides certain health care benefits to retired employees. Substantially all of the Bank's employees may become eligible for those benefits. The Bank's policy is to accrue the expected cost of providing those benefits during the years that the employee renders the necessary service.

Obligation and Funded Status

The following table summarizes the obligation and funded status, as well as the amounts recognized in the consolidated statements of financial condition for the Directors Retirement Plan and the Healthcare Benefits plan as of December 31, 2007 and 2006:

	DIRECTORS RETIREMENT PLAN		HEALTHCARE BENEFIT PLAN	
(In thousands)	**2007**	2006	**2007**	2006
Measurement date	**12/31/2007**	12/31/2006	**12/31/2007**	12/31/2006
Projected benefit obligation	**N/A**	$(250)	**$(366)**	$(371)
Fair value of plan assets		-	**-**	-
Funded status		$(250)	**$(366)**	$(371)
Accrued benefit cost recognized in the statement of financial condition	**N/A**	$(250)	**$(366)**	$(371)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Net Periodic Benefit Cost and Contributions

The benefit costs and contributions the Directors Retirement Plan and the Healthcare Benefits plan for the years ended December 31, 2007 and 2006 were:

	DIRECTORS RETIREMENT PLAN		HEALTHCARE BENEFIT PLAN	
(In thousands)	2007	2006	2007	2006
Net periodic benefit cost	$ -	$ 86	$ (5)	$ (54)
Employer contributions	-	-	-	-
Plan participants' contributions	-	-	-	-
Benefits paid during the year	250	39	20	19

Due to the unfunded status of the plans, the Bank expects to contribute the amount of the estimated benefit payments for the next fiscal year, which is $19,765 for the Healthcare Benefits Plan. Because the Directors Retirement Plan terminated at December 31, 2006, the Bank expects to make no future contributions to that plan.

Assumptions and Effects

The actuarial assumptions used to determine the projected benefit obligations and net periodic benefit cost for the years ended December 31, 2007 and 2006 were as follows:

	DIRECTORS RETIREMENT PLAN		HEALTHCARE BENEFIT PLAN	
Weighted-average assumptions:	2007	2006	2007	2006
Discount rate	N/A	N/A	6.375%	6.625%
Rate of compensation increase	N/A	N/A	-	-
Medical trend rate next year	-	-	10.00%	5.00%
Ultimate medical trend rate	-	-	5.00%	5.00%
Year ultimate trend rate is achieved	-	-	2011	2006

Assumed health care cost trend rates have a significant effect on the amounts reported for the Healthcare Benefits plan. At December 31, 2007, a one percentage-point increase in the assumed health care trend rates would increase the projected benefit obligation by $29,412 compared with a decrease of $33,839 if the assumed health care trend rate were to decrease by one percentage-point.

9. Employee Stock Ownership Plan

During 2004 the Bank implemented the Naugatuck Valley Savings and Loan Employee Stock Ownership Plan (the "ESOP"). On September 30, 2004, the ESOP purchased 298,091 shares of the common stock of the Company. To fund the purchase, the ESOP borrowed $2,980,910 from the Company. The borrowing is at an interest rate of 4.75% and is to be repaid on a pro-rata basis in fifteen annual installments of $282,520 commencing with the quarter ended December 31, 2004 through September 30, 2019. In addition, dividends paid on the unreleased shares are used to reduce the principal balance of the loan. The collateral for the loan is the common stock of the Company purchased by the ESOP. Contributions by the Bank to the ESOP are discretionary, however, the Bank intends to make annual contributions in an aggregate amount at least equal to the principal and interest requirement on the debt.

The shares of stock purchased by the ESOP are held in a suspense account until they are released for allocation among participants. The shares will be released annually from the suspense account and the released shares will be allocated among the participants on the basis of each participant's compensation for the year of allocation. As shares are released from collateral, the Bank recognizes compensation expense equal to the average market price of the shares during the period and the shares will be outstanding for earning per share purposes. The shares not released are reported as unearned ESOP shares in the capital accounts of the consolidated statements of financial condition. ESOP expense for the years ended December 31, 2007 and 2006 was $226,735 and $221,166 respectively. At December 31, 2007 and 2006, there were 19,889 unallocated ESOP shares, and 233,513 and 253,402 unreleased ESOP shares respectively. At December 31, 2007 the unreleased shares had an aggregate fair value of $2,218,000.

10. Equity Incentive Plan

In 2005, stockholders of the Company approved the Naugatuck Valley Financial Corporation 2005 Equity Incentive Plan (the "Incentive Plan"). Under the Incentive Plan, the Company may grant up to 372,614 stock options and 149,045 shares of restricted stock to its employees, officers and directors for an aggregate amount of up to 521,659 shares of the Company's common stock for issuance upon the grant or exercise of awards. Both incentive stock options and non-statutory stock options may be granted under the Incentive Plan.

GRANT DATE				
	December 18, 2007	*March 20, 2007*	*March 21, 2006*	*July 26, 2005*
Option awards:				
Awarded	**2,000**	**7,500**	6,500	354,580
Exercise price	**$11.10**	**$12.49**	$11.10	$11.10
Maximum term (in years)	**10**	**10**	10	10
Restricted stock awards:				
Awarded	**3,000**	**2,000**	1,500	139,712

Stock option awards were granted with an exercise price equal to the market price of the Company's stock at the date of grant with the exception of those granted on March 21, 2006 and December 18, 2007, which have an exercise price equal to those granted on July 26, 2005 ($11.10 which was higher than the market price of $10.56 on March 21, 2006 and $9.09 on December 18, 2007). Both stock options and restricted stock awards vest at 20% per year beginning on the first anniversary of the date of grant.

Stock options and restricted stock awards are considered common stock equivalents for the purpose of computing earnings per share on a diluted basis.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the status of outstanding stock options at December 31, 2007 and 2006 and changes during the year, is as follows:

	2007		2006	
	Number of Shares	*Weighted Average Exercise Price*	*Number of Shares*	*Weighted Average Exercise Price*
Options outstanding at beginning of year	**353,730**	**$11.10**	352,430	$11.10
Granted	**9,500**	**12.20**	6,500	11.10
Forfeited	**(3,030)**	**11.10**	(5,100)	11.10
Exercised	**(240)**	**11.10**	-	-
Expired	**(500)**	**11.10**	(100)	11.10
Options outstanding at end of year	**359,460**	**11.13**	353,730	11.10
Options exercisable at end of year	**139,120**	**11.10**	69,526	11.10
Weighted-average fair value of options granted during the year		**$2.26**		$2.25

The Company adopted Financial Accounting Standards Board's SFAS No.123(R), "Share Based Payment", during 2005, prior to the mandatory compliance date for the Company of January 1, 2006. In accordance with Statement No.123 (R), the Company has recorded share-based compensation expense related to outstanding stock option and restricted stock awards based upon the fair value at the date of grant over the vesting period of such awards on a straight-line basis.

The fair value of each restricted stock allocation, based on the market price at the date of grant, is recorded to unearned stock awards. Compensation expenses related to unearned restricted shares are amortized to compensation, taxes and benefits expense over the vesting period of the restricted stock awards.

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option pricing method which includes several assumptions such as volatility, expected dividends, expected term and risk-free rate for each stock option award.

In determining the expected term of the option awards, the Company elected to follow the simplified method as permitted by the SEC Staff Accounting Bulletin 107, which was issued to provide guidance on the implementation of SFAS 123(R). Under this method, the Company has estimated the expected term of the options as being equal to the average of the vesting term plus the original contractual term. The Company estimated its volatility using the historical volatility of other, similar companies during a period of time equal to the expected life of the options. The risk-free rate for the periods within the contractual life of the options is based upon the U.S. Treasury yield curve in effect at the time of grant.

Assumptions used to determine the weighted-average fair value of stock options granted were as follows:

GRANT DATE	*December 18, 2007*	*March 20, 2007*	*March 21, 2006*	*July 26, 2005*
Dividend yield	**2.20%**	**1.60%**	1.89%	1.44%
Expected volatility	**11.00%**	**10.49%**	11.20%	11.47%
Risk-free rate	**3.63%**	**4.48%**	4.61%	4.18%
Expected life in years	**6.5**	**6.5**	6.5	6.5
Weighted average fair value of options at grant date	**$1.18**	**$2.55**	$2.25	$2.47

The Company recorded share-based compensation expense of $471,243 and $435,860 for the year ended December 31, 2007 and 2006, respectively, in connection with the stock option and restricted stock awards. At December 31, 2007, the Company has approximately $556,709 of unrecorded option expense to be recognized over the remaining vesting period of the options.

11. Income Taxes

The Bank's wholly-owned subsidiary, the Naugatuck Valley Mortgage Servicing Corporation, qualifies and operates as a Connecticut passive investment company pursuant to legislation. Because the subsidiary earns income from passive investments which is exempt from Connecticut Corporation Business Tax and its dividends to the Bank are exempt from state tax, the Bank no longer expects to incur state income tax expense.

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Principal items making up the deferred income tax provision include a carry forward of charitable contributions, the provision for loan losses, accelerated tax depreciation and deferred mortgage fee income. The Company records a valuation allowance against deferred tax assets if, based on the weight of available evidence, it is more likely than not, that some or all of the deferred tax assets will not be realized. The Company believes that all deferred tax assets will be realized in the future and that no valuation allowance is necessary.

Income taxes receivable and payable included in the balance sheet at December 31, 2007 and 2006 were:

	2007	2006
(In thousands)		
Current tax receivable	**$174**	$84
Deferred tax receivable		
Charitable contributions carryforward	**$277**	$365
Reserve for loan losses	**735**	704
Post-retirement benefits	**125**	212
Deferred income	**248**	213
Available-for-sale securities	**60**	168
Total deferred tax receivable	**1,445**	1,662
Deferred tax payable		
Depreciation	**$(101)**	$(174)
Other items	**(13)**	(38)
Total deferred tax payable	**(114)**	(212)
Net deferred tax receivable	**$1,331**	$1,450

The provision for income tax expense for the year ended December 31, 2007, 2006 and 2005 consisted of:

	2007	2006	2005
(In thousands)			
Current income tax expense	**$206**	$279	$627
Deferred income tax expense (benefit), due to:			
Charitable contributions	**88**	63	37
Reserve for loan losses	**(31)**	(152)	(170)
Deferred income	**(34)**	(76)	4
Post retirement benefits	**86**	2	6
Depreciation	**(73)**	71	(49)
Other items	**(25)**	17	(5)
Total deferred income tax expense (benefit)	**11**	(75)	(177)
Provision for income taxes	**$217**	$204	$450

A reconciliation of the statutory federal income tax rate applied to income before income taxes with the income tax provision is as follows:

YEAR ENDED DECEMBER 31,	2007	2006	2005
(Dollars in thousands)			
Income tax expense at statutory rate of 34%	**$557**	$562	$801
Increase (decrease) in income tax expense resulting from:			
Nondeductible compensation expense	**113**	104	-
Income exempt from income tax	**(456)**	(321)	(193)
Changes in tax bad debt base year reserves	**-**	(145)	(160)
Other items, net	**3**	4	2
Provision for income taxes	**$217**	$204	$450
Effective rate of income tax expense	**13.3%**	12.3%	19.1%

Retained earnings at December 31, 2007 includes a contingency reserve for loan losses of $1,867,000, which represents the tax reserve balance existing at December 31, 1987, and is maintained in accordance with provisions of the Internal Revenue Code applicable to thrift institutions. It is not anticipated that the Company will incur a federal income tax liability related to the reduction of this reserve and accordingly, deferred income taxes of $635,000 has not been recognized as of December 31, 2007.

As of December 31, 2007, the Company is subject to unexpired statutes of limitation for examination of its tax returns for U.S. federal and Connecticut income taxes for the years 2004-2007.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. Consolidated Statement of Comprehensive Income

The source of the Company's other comprehensive income is the unrealized gains and losses on its available for sale securities.

FOR THE YEARS ENDED DECEMBER 31,	2007	2006	2005
(In thousands)			
Net income	**$1,420**	$1,448	$1,905
Other comprehensive income (loss):			
Unrealized gain (loss) on securities available-for-sale	**384**	195	(600)
Reclassification adjustment for gains realized in net income	**(65)**	(6)	(47)
Other comprehensive income (loss) before tax effect:	**319**	189	(647)
Income tax expense (benefit) related to items of other comprehensive income (loss)	**109**	64	(220)
Other comprehensive income (loss) net of tax effect	**210**	125	(427)
Total comprehensive income	**$1,630**	$1,573	$1,478

13. Regulatory Capital

The Company, as a federally chartered holding company, is not subject to regulatory capital requirements. The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements.

The Office of Thrift Supervision (OTS) regulations require savings institutions to maintain minimum levels of regulatory capital. Under the regulations in effect at December 31, 2007, the Bank was required to maintain a minimum ratio of tangible equity capital to total tangible assets of 1.5%; a minimum ratio of Tier 1 (core) capital to total adjusted assets of 4.0%; a minimum ratio of Tier I capital to risk-weighted assets of 4.0% and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 8.0%. As of December 31, 2007 the Bank meets all capital requirements to which it is subject.

At December 31, 2007 the Bank was considered "well capitalized" for regulatory purposes. To be categorized as well capitalized, the Bank must maintain a minimum ratio of tangible equity capital to total tangible assets of 2.0%; a minimum ratio of Tier 1 (core) capital to adjusted total assets of 5.0%; a minimum ratio of Tier I capital to risk-weighted assets of 6.0% and a minimum ratio of total (core and supplementary) capital to risk-weighted assets of 10.0%. There have been no subsequent conditions or events which management believes have changed the Bank's status.

The following is a summary of the Bank's actual capital as computed under the standards established by the OTS at December 31, 2007 and 2006, respectively.

	2007		2006	
(Dollars in thousands)	*Amount*	*Ratio*	*Amount*	*Ratio*
Tangible Equity Ratio (to Tangible Assets)	**$40,484**	**8.81%**	$38,904	9.53%
Tier I (Core) Capital (to Adjusted Total Assets)	**40,484**	**8.81%**	38,904	9.53%
Tier I Risk-Based Capital (to Risk-Weighted Assets)	**40,484**	**12.22%**	38,904	13.56%
Total Risk-Based Capital (to Risk-Weighted Assets)	**42,647**	**12.88%**	40,975	14.29%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The ability of the Company to pay dividends depends, in part, on the ability of the Bank to pay dividends to the Company. The Bank will not be able to declare or pay a cash dividend on, or repurchase any of its common stock, if the effect thereof would be to reduce the regulatory capital of the Bank to an amount below amounts required under OTS rules and regulations.

The measurement of the Bank's capital as computed under regulatory standards differs from its measurement under generally accepted accounting principles. A reconcilement of the Bank's capital follows:

DECEMBER 31,	2007	2006
(In thousands)		
Total capital as calculated under generally accepted accounting principles (GAAP Capital)	**$40,560**	$38,850
Adjustments to reconcile Total GAAP Capital to Regulatory Capital:		
Intangible assets	**(155)**	(188)
Accumulated other comprehensive income from available-for-sale securities	**79**	242
Tier I Risk-Based Capital	**40,484**	38,904
Includible portion of allowance for loan losses	**2,163**	2,071
Total Risk-Based Capital	**$42,647**	$40,975

14. Earnings Per Share

Basic net income per common share is calculated by dividing the net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted net income per common share is computed in a manner similar to basic net income per common share except that the weighted-average number of common shares outstanding is increased to include the incremental common shares (as computed using the treasury stock method) that would have been outstanding if all potentially dilutive common stock equivalents were issued during the period. The Company's common stock equivalents relate solely to stock option and restricted stock awards. Anti-dilutive shares are common stock equivalents with weighted-average exercise prices in excess of the weighted-average market value for the periods presented. The Company had no anti-dilutive common shares outstanding for the year ended December 31, 2007. Unallocated common shares held by the ESOP are not included in the weighted-average number of common shares outstanding for purposes of calculating either basic or diluted net income per common share.

FOR THE YEARS ENDED DECEMBER 31,	2007	2006
Net income and income available to common stockholders	**$1,420,000**	$1,448,000
Weighted-average shares outstanding during the period		
Basic	**7,117,614**	7,275,718
Effect of dilutive stock options and restrictive stock awards	**16,781**	5,864
Diluted	**7,134,395**	7,281,582
Net income per common share:		
Basic and Diluted Earnings per share	**$0.20**	$0.20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. Financial Instruments

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the balance sheet.

The following table summarizes these financial instruments and other commitments and contingent liabilities as of December 31, 2007 and 2006:

	2007	2006
(In thousands)		
Commitments to extend credit:		
Loan commitments	**$23,994**	$9,933
Unused lines of credit	**22,067**	21,057
Amounts due mortgagors on construction loans	**22,783**	21,713
Amounts due on commercial loans	**7,673**	6,374
Commercial letters of credit	**5,698**	6,758

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments are principally collateralized by mortgages on real estate, generally have fixed expiration dates or other termination clauses and may require payment of fees. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The estimated fair value of the Company's financial instruments follows:

DECEMBER 31,	2007		2006	
(In thousands)	*Carrying Amount*	*Estimated Fair Value*	*Carrying Amount*	*Estimated Fair Value*
Financial Assets				
Cash and cash equivalents	**$8,370**	**$8,370**	$7,942	$7,942
Investment securities	**66,454**	**66,452**	70,267	70,258
Loans receivable, net	**359,831**	**362,249**	308,376	303,073
Accrued income receivable	**2,033**	**2,033**	1,904	1,904
Financial Liabilities				
Deposits	**$321,398**	**$308,226**	$289,198	$269,701
Borrowed funds	**85,107**	**85,640**	68,488	67,847
Mortgagors' escrow accounts	**3,871**	**3,871**	3,495	3,495

16. Selected Quarterly Consolidated Financial Information (unaudited)

The following tables present quarterly consolidated information for the Company for 2007, 2006 and 2005.

FOR THE YEAR ENDED DECEMBER 31, 2007	FOURTH QUARTER	THIRD QUARTER	SECOND QUARTER	FIRST QUARTER
(In thousands)				
Interest and dividend income	**$6,632**	**$6,384**	**$6,030**	**$5,984**
Interest expense	**3,494**	**3,394**	**3,189**	**3,097**
Net interest income	**3,138**	**2,990**	**2,841**	**2,887**
Provision for loan losses	**100**	**-**	**-**	**51**
Net interest income after provision for loan losses	**3,038**	**2,990**	**2,841**	**2,836**
Noninterest income	**647**	**577**	**606**	**524**
Noninterest expense	**3,104**	**3,158**	**3,096**	**3,064**
Income before provision for income tax	**581**	**409**	**351**	**296**
Provision for income tax	**101**	**55**	**39**	**22**
Net income	**$480**	**$354**	**$312**	**$274**

FOR THE YEAR ENDED DECEMBER 31, 2006	FOURTH QUARTER	THIRD QUARTER	SECOND QUARTER	FIRST QUARTER
(In thousands)				
Interest and dividend income	$5,644	$5,329	$4,990	$4,787
Interest expense	2,847	2,490	2,097	1,916
Net interest income	2,797	2,839	2,893	2,871
Provision for loan losses	62	-	68	62
Net interest income after provision for loan losses	2,735	2,839	2,825	2,809
Noninterest income	499	522	477	450
Noninterest expense	3,029	3,001	2,819	2,655
Income before provision for income tax (benefit)	205	360	483	604
Provision for income tax (benefit)	54	(54)	70	134
Net income	$151	$414	$413	$470

FOR THE YEAR ENDED DECEMBER 31, 2005	FOURTH QUARTER	THIRD QUARTER	SECOND QUARTER	FIRST QUARTER
(In thousands)				
Interest and dividend income	$4,545	$4,124	$3,807	$3,432
Interest expense	1,668	1,367	1,093	813
Net interest income	2,877	2,757	2,714	2,619
Provision for loan losses	-	-	17	15
Net interest income after provision for loan losses	2,877	2,757	2,697	2,604
Noninterest income	425	372	384	336
Noninterest expense	2,604	2,594	2,523	2,376
Income before provision for income tax (benefit)	698	535	558	564
Provision for income tax (benefit)	151	(2)	140	161
Net income	$547	$537	$418	$403

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

17. Parent Company Only Financial Statements

The following financial statements are for the Company (Naugatuck Valley Financial Corporation) only, and should be read in conjunction with the consolidated financial statements of the Company.

Statements of Financial Condition

DECEMBER 31,	2007	2006
(In thousands)		
Assets		
Cash on deposit with Naugatuck Valley Savings and Loan	**$ 3,661**	$ 3,124
Investment in subsidiary, Naugatuck Valley Savings and Loan	**40,560**	38,850
Investment securities	**2,745**	5,416
Loan to ESOP	**2,499**	2,655
Deferred income taxes	**296**	408
Other assets	**703**	642
Total assets	**$ 50,464**	$ 51,095
Liabilities And Stockholders' Equity		
Liabilities	**$ 7**	$ 11
Stockholders' equity	**50,457**	51,084
Total liabilities and stockholders' equity	**$ 50,464**	$ 51,095

Statements of Income

For the Year Ended December 31, 2007, 2006 and 2005:

	2007	2006	2005
(In thousands)			
Interest income	**$ 351**	$ 441	$ 506
Other income	**1**	1	-
Total income	**352**	442	506
Other expense	**313**	309	444
Income before income tax and equity in undistributed net income of subsidiary	**39**	133	62
Income tax	**13**	47	21
Income before equity in undistributed net income of subsidiary	**26**	86	41
Equity in undistributed net income of subsidiary	**1,394**	1,362	1,864
Net income	**$ 1,420**	$ 1,448	$ 1,905

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Statements of Cash Flows

For the Year Ended December 31, 2007, 2006 and 2005:

FOR THE YEARS ENDED DECEMBER 31,	2007	2006	2005
(In thousands)			
Net cash provided by operating activities	**$438**	$278	$243
Cash flows from investing activities			
Purchase of available-for-sale securities	**(1,500)**	-	-
Paydowns and maturities of available-for-sale securities	**4,234**	3,854	1,591
Principal payments received from ESOP	**156**	-	143
Investment in subsidiary, Naugatuck Valley Savings and Loan	-	2,500	-
Net cash provided by investing activities	**2,890**	6,354	1,734
Cash flows from financing activities			
Payment of borrowings from subsidiary	-	(2,981)	-
Common stock repurchased	**(2,430)**	(1,491)	(1,851)
Cash dividends to common shareholders	**(588)**	(617)	(500)
Release of ESOP shares	**227**	-	217
Cost of issuance of common stock	-	-	-
Net cash used by financing activities	**(2,791)**	(5,089)	(2,134)
Increase (decrease) in cash and cash equivalents	**537**	1,543	(157)
Cash and cash equivalents at beginning of year	**3,124**	1,581	1,738
Cash and cash equivalents at end of year	**$3,661**	$3,124	$1,581
Supplemental Disclosures:			
Cash paid during the year for:			
Interest	**$-**	$-	$-
Income taxes	-	-	-

DIRECTORS AND EXECUTIVE OFFICERS

Directors of Naugatuck Valley Financial Corporation, Naugatuck Valley Mutual Holding Company, and Naugatuck Valley Savings and Loan

Carlos S. Batista
Vice President – Bristol, Inc., a division of Emerson Process Management

Richard M. Famiglietti
Owner – CM Property Management

Ronald D. Lengyel
Chairman of the Board – Naugatuck Valley Financial Corporation, Naugatuck Valley Mutual Holding Company, and Naugatuck Valley Savings and Loan
Director – Connecticut Water Service, Inc.

James A. Mengacci
Owner – James A. Mengacci Associates LLC

Michael S. Plude, CPA
Managing Partner – Kaskie, Plude & Company, LLC

John C. Roman
President and Chief Executive Officer – Naugatuck Valley Financial Corporation, Naugatuck Valley Mutual Holding Company, and Naugatuck Valley Savings and Loan

Camilo P. Vieira
Consultant – CM Property Management

Jane H. Walsh
Retired Senior Vice President – Naugatuck Valley Financial Corporation, Naugatuck Valley Mutual Holding Company, and Naugatuck Valley Savings and Loan

Executive Officers of Naugatuck Valley Financial Corporation, Naugatuck Valley Mutual Holding Company, and Naugatuck Valley Savings and Loan

John C. Roman
President and Chief Executive Officer

William C. Nimons
Senior Vice President

Dominic J. Alegi, Jr.
Executive Vice President

Mark S. Graveline
Senior Vice President

Lee R. Schlesinger
Senior Vice President and Chief Financial Officer

INVESTOR AND CORPORATE INFORMATION

Annual Meeting

The annual meeting of stockholders will be held at 10:30 a.m., local time, on May 8, 2008 in the Community Room at Naugatuck Valley Savings and Loan's main office at 333 Church Street, Naugatuck, Connecticut 06770.

Stock Listing

Naugatuck Valley Financial Corporation common stock is listed on the Nasdaq Global Market under the symbol "NVSL."

Price Range of Common Stock

On October 1, 2004, Naugatuck Valley Financial common stock commenced trading on the Nasdaq National Market. At March 6, 2008, there were 811 holders of record of Naugatuck Valley Financial common stock. The following table sets forth the high and low sales prices of the common stock, as reported on the Nasdaq National Market, and the dividend paid by Naugatuck Valley Financial during each quarter since trading commenced.

	DIVIDENDS	HIGH	LOW
2006:			
First Quarter	$0.05	$10.95	$10.25
Second Quarter	0.05	11.80	10.17
Third Quarter	0.05	11.67	10.71
Fourth Quarter	0.05	12.65	10.79
2007:			
First Quarter	**$0.05**	**$12.95**	**$12.00**
Second Quarter	**0.05**	**12.90**	**10.05**
Third Quarter	**0.05**	**11.90**	**9.97**
Fourth Quarter	**0.05**	**10.70**	**8.75**

Stockholder and General Inquiries

John C. Roman
President and Chief Executive Officer
Naugatuck Valley Financial Corporation
333 Church Street
Naugatuck, Connecticut 06770
(203) 720-5000

Annual and Other Reports

A copy of the Naugatuck Valley Financial Annual Report on Form 10-K, without exhibits, for the year ended December 31, 2007, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting Bernadette A. Mole, Corporate Secretary, Naugatuck Valley Financial Corporation, 333 Church Street, Naugatuck, Connecticut 06770.

Independent Registered Public Accounting Firm

Whittlesey & Hadley, P.C.
147 Charter Oak Avenue
Hartford, Connecticut 06106

Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Corporate Counsel

Muldoon Murphy & Aguggia LLP
5101 Wisconsin Avenue, NW
Washington, DC 20016

OFFICE LOCATIONS

Main Office

333 Church Street
Naugatuck, Connecticut 06770

Branch Offices

1009 New Haven Road
Naugatuck, Connecticut 06770

127 South Main Street
Beacon Falls, Connecticut 06403

1699 Highland Avenue
Cheshire, Connecticut 06410

49 Pershing Drive
Derby, Connecticut 06418

249 West Street
Seymour, Connecticut 06483

504 Bridgeport Avenue
Shelton, Connecticut 06484

1570 Southford Road
Southbury, Connecticut 06488

1030 Hamilton Avenue
Waterbury, Connecticut 06706

NOTES

END